
13003212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission file number: 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2012 and 2011, supplemental schedules for the year ended December 31, 2012, and Report of Independent Registered Public Accounting Firm.

Exhibits
23.1 Consent of Plante & Moran, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 24, 2013

BY: Diane R. Dittenhafer
Diane Dittenhafer
Associate Director of North America Benefits and Plan Administrator

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2012 and 2011, Supplemental Schedules as of and for the Year Ended December 31, 2012, and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3
Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	4–15
SUPPLEMENTAL SCHEDULES —	16
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	17-20
Schedule H, Line 4j — Schedule of Reportable Transactions for the Year ended December 31, 2012	21

Report of Independent Registered Public Accounting Firm

The Dow Chemical Company
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2012 and 2011 and the changes in net assets for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2012, and the schedule of reportable transactions as of December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Elgin, Illinois
June 19, 2013

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2012 AND 2011

	Allocated Participant Directed 2012	Unallocated Non-participant Directed 2012	Total 2012	Allocated Participant Directed 2011	Unallocated Non-participant Directed 2011	Total 2011
ASSETS:						
Investments — at fair value (Notes 3 and 4)	$ 7,545,752,142	$831,241,473	$ 8,376,993,615	$ 6,986,078,370	$ 824,513,691	$ 7,810,592,061
Receivables — interest, dividends, and other	33,920,112	854	33,920,966	15,451,221	7,121,299	22,572,520
Receivables — participant contributions	-	-	-	3,044,057	-	3,044,057
Receivables — participant notes	125,158,613	-	125,158,613	123,689,750	-	123,689,750
TOTAL ASSETS	7,704,830,867	831,242,327	8,536,073,194	7,128,263,398	831,634,990	7,959,898,388
LIABILITIES:						
LESOP Loan Payables (Note 5)	-	101,743,349	101,743,349	-	110,955,833	110,955,833
Other Payables	28,379,521	4,914,901	33,294,422	20,942,145	5,345,282	26,287,427
TOTAL LIABILITIES	28,379,521	106,658,250	135,037,771	20,942,145	116,301,115	137,243,260
NET ASSETS AVAILABLE FOR BENEFITS REFLECTING ALL INVESTMENTS AT FAIR VALUE	7,676,451,346	724,584,077	8,401,035,423	7,107,321,253	715,333,875	7,822,655,128
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(113,534,522)	-	(113,534,522)	(105,881,514)	-	(105,881,514)
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,562,916,824	$ 724,584,077	$ 8,287,500,901	$ 7,001,439,739	$ 715,333,875	$ 7,716,773,614

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

	Allocated Participant Directed	Unallocated Non-Participant Directed	Total
ADDITIONS:			
Investment income:			
Net appreciation in fair value of investments (Note 3)	$ 642,339,847	$ 96,839,166	$ 739,179,013
Interest and dividends	112,608,755	31,919,238	144,527,993
Total investment income	754,948,602	128,758,404	883,707,006
Employee contributions	226,157,130	-	226,157,130
Interest on participant notes receivable	4,519,316	-	4,519,316
Allocation of 3,545,219 shares of common stock of The Dow Chemical Company, at market	108,718,686	-	108,718,686
Total additions	1,094,343,734	128,758,404	1,223,102,138
DEDUCTIONS:			
Distributions and withdrawals	532,455,196	-	532,455,196
Administrative expenses	1,260,055	-	1,260,055
Interest expense	-	10,789,516	10,789,516
Allocation of 3,545,219 shares of common stock of The Dow Chemical Company, at market	-	108,718,686	108,718,686
Total deductions	533,715,251	119,508,202	653,223,453
TRANSFERS:			
Transfers In	2,901,539	542,069	3,443,608
Transfers Out	2,052,937	542,069	2,595,006
Net transfers	848,602	-	848,602
NET INCREASE	561,477,085	9,250,202	570,727,287
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of year	7,001,439,739	715,333,875	7,716,773,614
End of year	$ 7,562,916,824	$ 724,584,077	$ 8,287,500,901

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document or Summary Plan Description for the legal description of the Plan's provisions.

General — The Plan is a defined contribution plan consisting of (1) a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended ("Code") and (2) a leveraged employee stock ownership plan ("LESOP") which is intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the "Company" or "Dow"), or of certain of the Company's subsidiaries.

During 2012, the Triumph Seed Co., Inc. 401(k) Profit Sharing & Trust was merged into the Plan and authorized to participate in the Plan and Cal West Seeds LLC was authorized to participate in the Plan.

Employee Contributions — Plan participants generally may elect to contribute from 1% to 40% of their compensation, depending on the participant's eligible pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of eligible pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $17,000 in 2012. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $5,500 in 2012. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired employees not electing to enroll (within 60 days of being hired) are automatically enrolled to contribute 3% of their eligible pay to the Plan, unless the employee elects to opt out. The automatic contributions will increase by 1% each year effective April 1 until the contribution rate reaches 6%, unless the employee designates otherwise. The contributions default to the applicable BTC Lifepath Fund based on the employee's date of birth, unless otherwise designated by the employee.

Company Contributions — In general, the Company's matching contribution provides a 100% match on the first 2% of eligible pay deferrals and a 50% match of the next 4% of eligible pay deferrals. Legacy Rohm and Haas Company employees' Company matching contributions are calculated as 100% of the first 3% of eligible pay deferrals and a 50% match of the next 3% of eligible pay deferrals. Company matching contributions for Charleston, Illinois Hourly Employees are 50% on the first 6% contributed by the employee. The Company's matching contribution is made in the form of Company stock from the LESOP. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan.

In accordance with the provisions of the Plan, the Plan is required to release shares in proportion to the principal and interest paid on the LESOP loan as a percentage of beginning of year outstanding principal and interest. The shares released from unallocated LESOP shares are allocated to participants to satisfy the Company's matching requirements.

Except as otherwise provided by the Plan, if the required contributions are less than the value of shares released, the difference is allocated to participants as an "Excess ESOP Shares Distribution" contribution. For the year ended December 31, 2012, the excess ESOP shares distribution shares amounted to 784,257, with a market value of $25,355,034. These shares were allocated to the participants in 2013.

If the required Company matching contributions under the provisions of the Plan are greater than the value of the shares released, the Company is required to make an additional contribution to cover the shortfall. No such Company contributions were required for the year ended December 31, 2012.

Dividends — Participants invested in The Dow Chemical Company common stock funds may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation — Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a pro rata basis), less expenses and withdrawals.

Vesting — Participants are immediately vested in all amounts credited to their plan account, including employee contributions, the Company contributions, and investment earnings.

Benefits Distribution — Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligible service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their account balance.

Participant Notes Receivable — Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of:

- 50% of the total account balance or
- $50,000 less the highest outstanding participant note receivable balance in the preceding 12 months

Note receivable repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding at December 31, 2012 and 2011 was 3.25% to 11.5%.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration — Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company ("Fidelity"), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain plan investments. All transactions with Fidelity qualify as party-in-interest transactions.

Amendment or Termination — The Plan does not have an expiration date. The Company may at any time terminate, amend, or modify the Plan, subject to certain rights of the plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income is recorded when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Temporary Investments — Temporary investments are investments in short-term money market funds in the respective investment funds.

Investment Valuation and Income Recognition — Investments in the Plan consisting of common stock of the Company, mutual funds, futures and options derivative contracts, and common stock are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value per share (or its equivalent) of the fund, based on the fair market values of the underlying net assets. Due to their short-term nature and liquidity, temporary investments are stated at outstanding balance, which approximates fair value. Fixed income securities and To Be Announced derivative contracts are valued using quoted market price and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models. These models are primarily industry standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. Wrap contracts are valued based on the rebid price.

Investments of the Interest Income Fund ("Fund") included in the Plan consist of Synthetic Guaranteed Investment Contracts ("Synthetic GICs"). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities or common collective trusts holding similar investments. The Plan purchases a wrapper contract from financial services institutions.

In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as "benefit responsiveness." Synthetic GICs may be issued by banks, insurance companies, and other financial institutions.

The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly and the contracts provide that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transaction under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value, is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract, is below the contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's statements of net assets available for benefits as the "adjustments from fair value to contract value for fully benefit-responsive investment contracts."

All of the Plan's Synthetic GICs are considered to be fully benefit-responsive and are therefore recorded at contract value in accordance with the accounting standards. The average yield for the Plan's Synthetic GICs was approximately .8% and 1.5% as of December 31, 2012 and 2011, respectively. The crediting interest rate was approximately 2.3% and 2.9% at December 31, 2012 and 2011, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Derivative Instruments — In order to manage interest rate exposures, investment managers are allowed to enter into derivative contracts. These derivative contracts consist of future contracts, including future option contracts, and To Be Announced Contracts ("TBA"). A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. A TBA is when a mortgage backed security issued by Freddie Mac, Fannie Mae or Ginnie Mae is purchased but the actual security is not assigned until 48 hours prior to trade settlement date. The Plan's investment policies specifically prohibit the use of derivatives for speculative purposes.

In connection with certain derivative instrument agreements, the Plan receives noncash collateral as security to mitigate the risk of counterparties not meeting obligations under the terms of the agreements. The noncash collateral received is not reflected in the net assets of the Plan, as the Plan does not sell or pledge the noncash collateral.

The net assets of the Plan reflect the fair value of the derivative instruments in a loss position as an offset against the fair value of derivative instruments in a gain position. Any gains or losses recognized on derivatives are recognized in current year investment income. The estimated fair values of derivative instruments at December 31, 2012 and 2011 are as follows:

Interest rate instruments:	**2012**	**2011**
Assets	$ 48,547,460	$ 48,574,651
Liabilities	48,023,895	48,115,831

Asset and liability derivatives are included in investments on the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2012, the amounts of gain or loss recognized as investment income on the Statement of Changes in Net Assets Available for Benefits attributable to derivative instruments are as follows:

Interest rate instruments:		
Futures	$	(1,801,429)
TBA		1,849,999
	$	48,570

The Plan is not invested in any over-the-counter derivatives. All securities are settled through organized exchanges.

During 2012 and 2011, the derivative investments were primarily futures contracts and TBAs. The notional amount represents the contract amount, not the amount at risk. The absolute notional amount of interest rate instruments was $166 million and $140 million at December 31, 2012 and 2011, respectively.

Benefits Payable — Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2012 and 2011 were insignificant.

Federal Income Tax Status — The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 2006 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. On January 28, 2009, the Company submitted an application for a new determination letter for the Plan in accordance with the IRS Cycle C filing procedures.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2009.

Risks and Uncertainties — The Plan invests in various investment instruments. At December 31, 2012, the Plan did have concentration of risk of the following:

- United States equity markets through various investments in mutual and pooled funds (excluding target date funds);
- Interest rate and credit risk through investments in the Interest Income Fund; and
- The Dow Chemical Company credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. INVESTMENTS

The Plan's significant investments as of December 31, 2012 and 2011 are as follows:

	2012	2011
The Dow Chemical Company Stock - at fair value:		
(1) Dow Stock	$ 706,488,180	$ 724,777,510
(2) LESOP Allocated	500,146,344	429,324,793
(3) LESOP Unallocated	823,077,248	824,513,624
Mutual funds - at fair value:		
(1) Fidelity Contrafund K	441,097,416	394,696,907
S&P 500 Index Fund	792,687,525	724,898,969
Synthetic GICs:		
IGT INVESCO ShrtTrm Bond - at contract value	852,586,602	938,598,895

During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dow Chemical Company Stock:	
(1) Dow Stock	$ 89,083,956
(2) LESOP Allocated	56,550,002
(3) LESOP Unallocated	96,839,166
Common/collective trusts	250,972,526
Mutual funds	186,798,184
Common stock	2,551,548
Synthetic GICs:	
Fixed Income Securities	34,570,715
Common/collective trusts	23,303,845
Wrap Contracts	(815,456)
Other	(675,473)
Net appreciation in fair value of investments	$ 739,179,013

(1) Represents a party-in-interest to the Plan.
(2) Participant directed and represents a party-in-interest to the Plan.
(3) Non-participant directed and represents a party-in-interest to the Plan.

The Plan's investment in The Dow Chemical Company LESOP, at December 31, 2012 and 2011, is presented in the following table:

	2012		2011	
	Allocated	Unallocated	Allocated	Unallocated
Number of Shares	15,474,825	25,466,499	14,927,844	28,668,763
Cost	$ 78,388,782	$ 391,472,993	$ 82,383,165	$ 433,976,639
Fair Value	$ 500,146,344	$ 823,077,248	$ 429,324,793	$ 824,513,624

4. FAIR VALUE

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

For investments classified as Level 1 (measured using quoted prices in active markets), the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), the Level 1 process is utilized where available (primarily for some debt securities). If the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 investments. As a result, the unrealized gains and losses for these investments presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables present information about certain assets of the Plan measured at fair value on a recurring basis.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2012

	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:				
Dow Stock	$ 706,488,180	$ -	$ -	$ 706,488,180
LESOP (Allocated Shares)	500,146,344	-	-	500,146,344
LESOP (Unallocated Shares)	823,077,248	-	-	823,077,248
Common Stock	45,232,003	-	-	45,232,003
Mutual funds:				
Equities	1,066,185,724	-	-	1,066,185,724
Fixed Income	937,724,181	-	-	937,724,181
Balanced Investments	19,049,375	-	-	19,049,375
Common/collective trusts:				
Equities (1)	-	1,230,335,475	-	1,230,335,475
Fixed Income (2)	-	64,550,130	-	64,550,130
Retirement Age Investments (3)	-	672,812,579	-	672,812,579
Temporary investments	-	19,579,350	-	19,579,350
Synthetic GICs				
Derivative Contracts	534,062	(10,497)	-	523,565
Fixed Income Securities:				
Corporate	-	356,357,199	-	356,357,199
US Government	-	707,108,941	-	707,108,941
Other	-	19,576,347	-	19,576,347
Common/collective trusts:				
Fixed Income (2)	-	980,761,282	-	980,761,282
Temporary Investments	-	227,128,042	-	227,128,042
Wrap Contracts	-	-	357,650	357,650
Total assets at fair value	$ 4,098,437,117	$ 4,278,198,848	$ 357,650	$ 8,376,993,615

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:				
Dow Stock	$ 724,777,510	$ -	$ -	$ 724,777,510
LESOP (Allocated Shares)	429,324,793	-	-	429,324,793
LESOP (Unallocated Shares)	824,513,624	-	-	824,513,624
Common Stock	51,033,797	-	-	51,033,797
Mutual funds:				
Equities	1,236,844,137	-	-	1,236,844,137
Fixed Income	665,307,854	-	-	665,307,854
Balanced Investments	17,921,103	-	-	17,921,103
Common/collective trusts:				
Equities (1)	-	985,412,138	-	985,412,138
Fixed Income (2)	-	57,174,036	-	57,174,036
Retirement Age Investments (3)	-	573,119,933	-	573,119,933
Temporary investments	-	25,431,573	-	25,431,573
Synthetic GIC				
Derivative Contracts	207,862	250,958	-	458,820
Fixed Income Securities:				
Corporate	-	452,980,466	-	452,980,466
US Government	-	546,526,000	-	546,526,000
Other	-	19,293,612	-	19,293,612
Common/collective trusts:				
Fixed Income (2)	-	979,601,666	-	979,601,666
Temporary Investments	-	219,697,893	-	219,697,893
Wrap Contracts	-	-	1,173,106	1,173,106
Total assets at fair value	$ 3,949,930,680	$ 3,859,488,275	$ 1,173,106	$ 7,810,592,061

(1) This class represents investments in actively managed common/collective trusts that invest primarily in equity securities, which may include common stocks, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(2) This class represents investments in actively managed common/collective trusts that invest in a variety of fixed income investments, which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(3) This class represents investments in actively managed common/collective trusts with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, real estate, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2012 are as follows:

	Synthetic GIC Wrap Contract
Balance as of January 1, 2012	$ 1,173,106
Unrealized Loss	(815,456)
Balance as of December 31, 2012	$ 357,650

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2012.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, participant notes receivable, LESOP loan payables, and accrued liabilities and payables. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the investments or the use of interest rates that approximate market rates of similar maturity dates, terms, and nonperformance risks. Under the fair value hierarchy, these financial instruments are valued primarily using level 2 inputs.

5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND LOAN PAYABLE

The Plan consists of a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and an employee stock ownership plan (the "ESOP") that is intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of (i) a leveraged employee stock ownership plan or LESOP, and (ii) the Dow Company Stock Fund. The LESOP includes (i) the assets of the Suspense Account and (ii) a LESOP Stock Fund which (A) shall consist of shares of Dow Common Stock acquired with the proceeds of exempt loans, and allocated to participant accounts, and (B) shall provide for such subaccounts as described in the definition of "LESOP Account" in Section 1.3 in the Plan and as further necessary. The portion of the Plan invested in the Dow Stock Fund constitutes part of the employee stock ownership plan under Section 4975(e)(7) of the Code.

The Plan has one loan outstanding at December 31, 2012 and 2011, which bears interest at 10.03% and matures in 2020. The loan is between the Plan and Dorintal Reinsurance Ltd., a party-in-interest. Prior to February 28, 2011, the loan was between the Plan and Rohm and Haas Holdings Ltd.. On February 28, 2011, Rohm and Haas Holdings Ltd. and Dorintal Reinsurance Ltd entered into an amalgamation agreement, which resulted in the amalgamation of the two companies. The combined company is known as Dorintal Reinsurance Ltd. The Plan uses dividends paid on unallocated shares of Company common stock to make the scheduled quarterly principal and interest payments. If needed, the Plan may use dividends on allocated shares of Company common stock to make the scheduled principal and interest payments. Dividends from allocated shares used to pay principal and interest are replaced by an equal value of shares released in accordance with the release fraction. The Company is required to make a cash contribution to fund any quarterly shortages in Company common stock dividends paid as compared to required principal and interest payments. There was no shortfall so there was no need for a Company cash contribution for the year ended December 31, 2012. The Company declared common stock dividends of $1.21 per share during 2012.

Interest expense for the year ended December 31, 2012 is $10,789,516. The minimum principal payments on this loan to maturity are as follows:

2013	$	10,171,834
2014	$	11,231,088
2015		12,400,648
2016		13,692,004
2017		15,117,833
Thereafter		39,129,942
	$	101,743,349

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2012 and 2011:

		2012		2011
Net assets available for benefits per the financial statements	$	8,287,500,901	$	7,716,773,614
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts		113,534,522		105,881,514
Net assets available for benefits per Form 5500	$	8,401,035,423	$	7,822,655,128

For the year ended December 31, 2012, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Net investment gain per the financial statements	$	883,707,006
Adjustment for participant notes receivable interest		4,519,316
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts		7,653,008
Net investment gain per Form 5500	$	895,879,330

******

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	The Dow Chemical Company:			
	Dow Stock	Dow Stock	**	$ 706,488,180
	LESOP	Allocated LESOP - Dow Stock	**	500,146,344
	LESOP	Unallocated LESOP - Dow Stock	$ 391,472,993	823,077,248
	Praxair Stock	Common Stock	**	35,202,732
	S&P 500 Index Fund	Common/Collective Trust	**	792,687,525
	T. Rowe Price US Treasury Fund	Common/Collective Trust	**	64,550,130
	PIM Total Return Inst	Mutual Fund	**	232,278,161
	TRP IS MID CP EQ GR	Mutual Fund	**	181,326,266
	NB Genesis Inst CL	Mutual Fund	**	193,939,764
	TRP High Yield Inst	Mutual Fund	**	106,156,872
	BTC Lifepath Ret	Common/Collective Trust	**	77,925,852
	BTC Lifepath 2015	Common/Collective Trust	**	93,010,029
	BTC Lifepath 2020	Common/Collective Trust	**	155,635,044
	BTC Lifepath 2025	Common/Collective Trust	**	118,885,764
	BTC Lifepath 2030	Common/Collective Trust	**	97,962,929
	BTC Lifepath 2035	Common/Collective Trust	**	48,045,593
	BTC Lifepath 2040	Common/Collective Trust	**	34,924,700
	BTC Lifepath 2045	Common/Collective Trust	**	27,326,293
	BTC Lifepath 2050	Common/Collective Trust	**	14,716,601
	BTC Lifepath 2055	Common/Collective Trust	**	4,379,775
	ACWI ex-US IMI Index	Common/Collective Trust	**	149,527,169
	American Century Real Est Is	Mutual Fund	**	84,233,206
	Vang Tot BD Mkt Inst	Mutual Fund	**	101,422,590
	Vang Global Equity	Mutual Fund	**	70,810,655
	Vang Dev Mkt IDX IPS	Mutual Fund	**	94,778,418
	Vang Convertible Sec	Mutual Fund	**	19,049,374
	Vang LT Treasury ADM	Mutual Fund	**	52,333,085
	Vang Ext Mkt Idx ISP	Mutual Fund	**	313,010,409
	PIM Real Ret Inst	Mutual Fund	**	107,455,165
	PIM Com Real Ret I	Mutual Fund	**	25,067,899
	Lilly Pre 91 Stock	Common Stock	**	3,542,113
	Lilly Post 90 Stock	Common Stock	**	6,487,158
	Small Cap:			
	BTC Russel 2000 Index Fund	Common/Collective Trust	**	199,244,172
	Emerging Markets IDX:			
	Emerging Markets Non-Lend	Common/Collective Trust	**	88,876,608
	Forward			5,624,503,823

* Represents a party-in-interest to the Plan.
** Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Forward			$	5,624,503,823
*	Fidelity Contrafund K	Mutual Fund	**		441,097,416
	Interest Bearing Cash	Temporary Investments	**		19,579,350
*	Fidelity Short Term Investment Fund	Temporary Investments	**		127,703,354
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 11.5%) and maturities up to 60 months	**		125,158,613
	Total			$	6,338,042,556

* Represents a party-in-interest to the Plan.
** Cost information not required

(Continued)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Pacific Life:				
	G-27523.01.000 (see underlying assets at Appendix A)	PIMCO, Western; evergreen; Synthetic GIC	**	$	268,438,308
	Pacific Life Wrapper Contract		**		-
	ING Life:				
	#60031-A	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		357,896,759
	ING Life Wrapper Contract		**		-
	#60031-B	IGT ING ShrtDuration; evergreen; Common/collective trusts	**		96,281,209
	ING Wrapper Contract		**		-
	#60090 (see underlying assets at Appendix B)	Various Securities, maturity dates, and asset types	**		2,855,817
	ING Life Wrapper Contract		**		2,571
	NYL				
	GA-29007 (See underlying assets at Appendix C)	MacKay Shields Dow; evergreen; Synthetic GIC	**		111,076,747
	NYL Wrapper Contract		**		-
	Monumental Life Insurance Company:				
	MDA01078TR (see underlying assets at Appendix D)	IGT Invesco ShrtTrm Bond,Wellington Dow, NISA;evergreen; Synthetic GIC	**		445,871,242
	Monumental Life Insurance Company Wrapper Contract		**		355,079
	NATIXIS				
	WR1095-01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		94,041,659
	NATIXIS Wrapper Contract		**		-
	Prudential Insurance				
	GA-62233 (see underlying assets at Appendix E)	Jennison; evergreen; Synthetic GIC	**		387,590,244
	Prudential Insurance Wrapper Contract		**		-
	GA-63084	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		89,478,768
	Prudential Insurance Wrapper Contract		**		-

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
	State Street Bank & Trust:			
	#102069	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$ 310,221,269
	State Street Bank & Trust Wrapper Contract		**	-
	Total guaranteed investment contracts			$ 2,164,109,672
	Total			$ 8,502,152,228

** Cost information not required

(Concluded)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE H, PART IV LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 38-1285128, PLAN NO. 002
FOR THE YEAR ENDED DECEMBER 31, 2012

Category (iii) - A series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(l) Net Gain/ (Loss)
Fidelity	Fidelity Short Term Investment Fund					
	Purchases - 18	39,310,717	-	39,310,717	39,310,717	-
	Sales - 6	-	31,146,560	31,146,560	31,146,560	-

There were no Category (i) (ii) or (iv) reportable transactions during the year ended December 31, 2012

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABBEY NATIONAL TREASURY SERVIC	VAR RT 04/25/2014 DD 04/27/11	1,600,000	1,600,000	1,596,339
	AMERICAN INTERNATIONAL GROUP I	5.050% 10/01/2015 DD 04/01/06	400,000	248,000	441,348
	BANK OF AMERICA CORP	6.000% 09/01/2017 DD 08/23/07	3,300,000	3,294,274	3,864,366
	BARCLAYS BANK PLC	2.375% 01/13/2014 DD 01/13/11	1,600,000	1,597,424	1,627,008
	BP CAPITAL MARKETS PLC	3.125% 10/01/2015 DD 10/01/10	1,400,000	1,396,024	1,486,170
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,000,000	994,510	1,152,460
	CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09	200,000	201,470	279,522
	CALIFORNIA ST	7.625% 03/01/2040 DD 04/01/10	900,000	1,248,318	1,307,295
	CHICAGO IL O'HARE INTERNATIONA	5.000% 01/01/2033 DD 12/22/05	500,000	493,125	538,770
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,829,235
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,829,235
	CITIGROUP INC	6.000% 08/15/2017 DD 08/15/07	200,000	201,548	235,630
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	600,000	570,516	714,096
	CITIGROUP INC	6.500% 08/19/2013 DD 08/19/08	600,000	597,204	620,760
	COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2028 DD 01/01/13	4,000,000	4,173,125	4,182,520
	COMMIT TO PUR FNMA SF MTG	3.000% 02/01/2043 DD 02/01/13	2,000,000	2,088,438	2,091,260
	COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2028 DD 02/01/13	1,000,000	1,069,375	1,069,840
	COMMIT TO PUR GNMA SF MTG	3.000% 02/15/2043 DD 02/01/13	2,000,000	2,113,750	2,121,560
	COOPERATIEVE CENTRALE RAIFFEIS	4.500% 01/11/2021 DD 01/11/11	1,700,000	1,695,393	1,910,766
	CORP NACIONAL DEL COBRE D 144A	3.000% 07/17/2022 DD 07/17/12	3,900,000	3,847,857	3,943,329
	DAIMLER FINANCE NORTH AME 144A	1.300% 07/31/2015 DD 08/01/12	2,600,000	2,595,268	2,615,106
	ESC LEHMAN BRTH HLD	0.000% 05/02/2018 DD 04/24/08	1,800,000	1,600,749	432,000
	ESC LEHMAN BRTH HLD ESCROW	0.000% 01/24/2013 DD 01/22/08	900,000	806,891	212,625
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	777,827	779,972	828,417
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	873,266	872,720	915,767
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	39,487	37,785	41,702
	FHLMC MULTICLASS MTG 2752 FM	VAR RT 12/15/2030 DD 02/15/04	9,153	9,173	9,153
	FHLMC MULTICLASS MTG 6 C	9.050% 06/15/2019 DD 05/15/88	11,600	11,559	12,855
	FNMA POOL #0072163	VAR RT 02/01/2028 DD 02/01/89	11,770	11,675	12,258
	FNMA POOL #0112511	VAR RT 09/01/2020 DD 01/01/91	3,688	3,707	3,852
	FNMA POOL #0253431	7.500% 09/01/2015 DD 08/01/00	498	530	526
	FNMA POOL #0303298	VAR RT 01/01/2025 DD 04/01/95	12,792	13,136	12,849
	FNMA POOL #0323919	VAR RT 08/01/2029 DD 08/01/99	24,998	23,999	26,353
	FNMA POOL #0361373	VAR RT 07/01/2026 DD 09/01/96	34,691	35,569	37,260
	FNMA POOL #0535873	7.500% 03/01/2016 DD 03/01/01	6,032	6,419	6,438
	FNMA POOL #0561801	7.500% 11/01/2015 DD 11/01/00	9,527	10,139	10,187
	FNMA POOL #0628467	7.500% 03/01/2017 DD 02/01/02	9,896	10,531	10,705
	FNMA POOL #0635940	7.500% 03/01/2017 DD 03/01/02	9,476	10,084	9,848
	FNMA POOL #0972023	4.500% 02/01/2038 DD 02/01/08	343,152	314,091	370,796
	FNMA POOL #0AA7243	4.500% 11/01/2018 DD 05/01/09	326,575	346,795	352,198
	FNMA POOL #0AB1602	3.500% 10/01/2025 DD 09/01/10	1,874,636	1,992,387	1,989,795
	FNMA POOL #0AE3505	3.500% 01/01/2026 DD 01/01/11	19,837	20,562	21,056
	FNMA POOL #0AE3781	3.500% 02/01/2026 DD 02/01/11	973,808	1,010,060	1,033,629
	FNMA POOL #0AE9226	3.500% 12/01/2025 DD 12/01/10	123,659	129,238	131,255
	FNMA POOL #0AH0376	3.500% 12/01/2025 DD 12/01/10	93,189	97,394	98,914
	FNMA POOL #0AH2080	3.500% 12/01/2025 DD 12/01/10	418,218	437,086	443,909
	FNMA POOL #0AH2531	3.500% 01/01/2026 DD 12/01/10	33,209	34,707	35,249
	FNMA POOL #0AH2857	3.500% 01/01/2026 DD 01/01/11	197,697	206,617	209,842
	FNMA POOL #0AH6973	3.500% 02/01/2026 DD 02/01/11	318,444	330,025	338,006
	FNMA POOL #0AI2091	3.500% 05/01/2026 DD 04/01/11	113,249	115,399	120,206
	FNMA POOL #0AJ1758	3.500% 09/01/2026 DD 09/01/11	402,690	417,335	427,427
	FNMA GTD REMIC P/T 03-88 FE	VAR RT 05/25/2030 DD 08/25/03	278,634	279,374	279,113
	GNMA POOL #0434797	8.500% 07/15/2030 DD 07/01/00	6,199	6,433	6,976
	GNMA POOL #0434944	8.500% 11/15/2030 DD 11/01/00	9,035	9,377	11,342
	GNMA POOL #0434985	8.500% 12/15/2030 DD 12/01/00	27,403	28,397	34,412
	GNMA POOL #0486116	8.500% 07/15/2030 DD 07/01/00	11,288	11,700	11,530
	GNMA POOL #0494885	8.500% 03/15/2030 DD 03/01/00	2,197	2,279	2,206
	GNMA POOL #0498147	8.500% 12/15/2029 DD 12/01/99	421	437	426
	GNMA POOL #0511172	8.500% 01/15/2030 DD 01/01/00	665	690	682
	GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00	9,169	9,516	11,441
	GNMA POOL #0521829	8.500% 05/15/2030 DD 05/01/00	9,214	9,554	11,549
	GNMA POOL #0531197	8.500% 06/15/2030 DD 06/01/00	9,831	10,191	10,054
	GNMA POOL #0698036	6.000% 01/15/2039 DD 01/01/09	179,986	196,101	200,926
	GNMA POOL #0782190	6.000% 10/15/2037 DD 10/01/07	20,193	22,001	22,545
	GNMA POOL #0782449	6.000% 09/15/2038 DD 10/01/08	199,843	217,735	223,093
	GNMA II POOL #0003001	8.500% 11/20/2030 DD 11/01/00	12,857	13,280	16,072
	GNMA II POOL #0008089	VAR RT 12/20/2022 DD 12/01/92	100,024	101,712	103,128
	GNMA II POOL #0008913	VAR RT 07/20/2026 DD 07/01/96	26,946	26,634	28,002
	GNMA II POOL #0080022	VAR RT 12/20/2026 DD 12/01/96	28,380	28,504	29,260
	GNMA II POOL #0080354	VAR RT 12/20/2029 DD 12/01/99	62,736	64,197	64,683
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	1,600,000	1,656,710	1,861,904
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	200,000	233,932	234,954
	GOLDMAN SACHS GROUP INC/THE	5.250% 07/27/2021 DD 07/27/11	100,000	99,946	113,998

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	HONOLULU CITY & CNTY HI	5.000% 11/01/2024 DD 11/20/12	600,000	749,958	749,004
	HONOLULU CITY & CNTY HI	5.000% 11/01/2025 DD 11/20/12	600,000	745,710	745,800
	HONOLULU CITY & CNTY HI	5.000% 11/01/2026 DD 11/20/12	600,000	741,492	742,518
	HONOLULU CITY & CNTY HI	5.000% 11/01/2028 DD 11/20/12	600,000	734,328	735,900
	HONOLULU CITY & CNTY HI	5.000% 11/01/2023 DD 11/20/12	700,000	880,649	880,418
	HONOLULU CITY & CNTY HI	5.000% 11/01/2024 DD 11/20/12	1,200,000	1,499,916	1,498,008
	HONOLULU CITY & CNTY HI	5.000% 11/01/2025 DD 11/20/12	1,300,000	1,615,705	1,615,900
	ILLINOIS ST	4.950% 06/01/2023 DD 06/12/03	2,400,000	2,137,152	2,546,496
	KING CNTY WA	4.750% 01/01/2034 DD 02/12/08	400,000	400,916	448,248
	LAS VEGAS VLY NV WTR DIST	5.000% 02/01/2034 DD 02/19/08	400,000	412,324	445,228
	LEHMAN BRTH HLD (RICI) ESCROW	0.000% 12/28/2017 DD 12/21/07	2,000,000	1,998,520	0
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	2,100,000	2,336,351	2,531,445
	MORGAN STANLEY	VAR RT 01/09/2014 DD 01/09/07	400,000	270,000	397,176
	MORGAN STANLEY	2.875% 07/28/2014 DD 07/28/11	200,000	199,954	204,402
	MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	900,000	991,911	1,093,698
	MORGAN STANLEY	VAR RT 04/29/2013 DD 04/29/11	2,100,000	2,100,000	2,104,767
	MURRAY STREET INVESTMENT TRUST	STEP 03/09/2017 DD 12/01/2011	500,000	520,398	540,825
	OVERSEAS PRIVATE INVT CORP	0.000% 12/10/2013 DD 12/10/10	2,700,000	2,701,688	2,788,047
	REILLY MTG ASSOC 91ST FHA PROJ	VAR RT 02/01/2023 DD 11/04/99	54,724	56,098	53,955
	REYNOLDS AMERICAN INC	7.750% 06/01/2018 DD 12/01/06	1,800,000	1,965,388	2,309,508
	SHELL INTERNATIONAL FINANCE BV	1.125% 08/21/2017 DD 08/21/12	700,000	695,975	703,283
	SLM STUDENT LOAN TRUST 9 A	VAR RT 04/25/2023 DD 08/28/08	3,321,587	3,308,110	3,461,393
	TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	2,300,000	2,291,007	2,429,375
	U S TREASURY BOND	6.250% 08/15/2023 DD 08/15/93	900,000	1,263,722	1,290,375
	U S TREASURY BOND	2.750% 11/15/2042 DD 11/15/12	1,900,000	1,836,913	1,830,536
	U S TREASURY NOTE	2.750% 02/15/2019 DD 02/15/09	4,900,000	5,040,895	5,425,623
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	700,000	706,535	765,023
	U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	800,000	798,813	836,000
	U S TREASURY NOTE	1.875% 08/31/2017 DD 08/31/10	500,000	516,973	528,085
	U S TREASURY NOTE	2.625% 11/15/2020 DD 11/15/10	4,500,000	4,806,581	4,938,750
	U S TREASURY NOTE	3.125% 05/15/2021 DD 05/15/11	2,500,000	2,868,221	2,834,950
	U S TREASURY NOTE	2.375% 05/31/2018 DD 05/31/11	300,000	301,840	325,032
	U S TREASURY NOTE	2.250% 07/31/2018 DD 07/31/11	5,600,000	5,680,984	6,031,816
	U S TREASURY NOTE	2.125% 08/15/2021 DD 08/15/11	32,500,000	32,806,291	34,165,625
	U S TREASURY NOTE	0.125% 09/30/2013 DD 09/30/11	25,000,000	24,982,031	24,993,250
	U S TREASURY NOTE	0.875% 12/31/2016 DD 12/31/11	650,000	649,796	658,938
	U S TREASURY NOTE	1.375% 12/31/2018 DD 12/31/11	2,300,000	2,296,136	2,359,846
	U S TREASURY NOTE	1.250% 01/31/2019 DD 01/31/12	1,500,000	1,465,670	1,527,195
	U S TREASURY NOTE	0.250% 02/15/2015 DD 02/15/12	26,600,000	26,591,367	26,587,498
	U S TREASURY NOTE	1.750% 05/15/2022 DD 05/15/12	2,600,000	2,636,303	2,622,542
	UBS AG/STAMFORD CT	VAR RT 01/28/2014 DD 01/28/11	1,500,000	1,500,000	1,509,195
	UBS AG/STAMFORD CT	2.250% 01/28/2014 DD 01/28/11	1,000,000	999,570	1,014,440
	UNIV OF CALIFORNIA CA RGTS MED	6.548% 05/15/2048 DD 11/18/10	200,000	200,000	267,940
	US TREAS-CPI	0.125% 01/15/2022 DD 01/15/12	7,665,225	7,895,672	8,323,974
	US TREAS-CPI	0.125% 04/15/2017 DD 04/15/12	3,971,916	4,258,157	4,253,366
	US TREAS-CPI	0.125% 07/15/2022 DD 07/15/12	2,816,520	3,045,417	3,057,473
	US TREAS-CPI INFLAT	1.125% 01/15/2021 DD 01/15/11	5,392,995	5,545,858	6,334,234
	VESEY STREET INVESTMENT TRUST	STEP 09/01/2016 DD 06/01/2012	1,800,000	1,802,340	1,942,326
	WACHOVIA CORP	5.500% 05/01/2013 DD 04/25/08	2,100,000	2,258,403	2,134,923
	WESTLB AG/NEW YORK	4.796% 07/15/2015 DD 07/12/05	1,799,000	1,695,371	1,995,847
	ARGENT SECURITIES INC W10 M1	VAR RT 10/25/2034 DD 09/09/04	500,000	370,625	440,435
	BANC OF AMERICA MORTGAGE A 1A1	VAR RT 02/25/2034 DD 01/01/04	11,321	11,245	10,929
	BEAR STEARNS ALT-A TRUS 11 2A2	VAR RT 11/25/2034 DD 09/01/04	199,231	198,609	160,761
	FHLMC MULTICLASS MTG K006 AX1	VAR RT 01/25/2020 DD 04/01/10	2,487,298	167,990	148,069
	FHLMC MULTICLASS MTG K007 X1	VAR RT 04/25/2020 DD 06/01/10	524,419	39,864	35,189
	FHLMC MULTICLASS MTG K008 X1	VAR RT 06/25/2020 DD 09/01/10	576,430	59,827	54,219
	FIRST BOSTON MORTGAGE SE A I-O	9.488% 05/15/2018 DD 03/01/87	589	3,941	75
	FIRST BOSTON MORTGAGE SE A P-O	0.000% 05/15/2018 DD 03/01/87	587	486	582
	JP MORGAN MORTGAGE TRUS A2 4A1	VAR RT 05/25/2034 DD 04/01/04	116,918	115,657	116,673
	MASTR ADJUSTABLE RATE M 15 1A1	VAR RT 12/25/2034 DD 11/01/04	30,022	29,835	28,257
	MERRILL LYNCH MORTGAGE A1 2A1	VAR RT 02/25/2034 DD 02/01/04	373,957	333,523	375,374
	NCUA GUARANTEED NOTES TR C1 A2	2.900% 10/29/2020 DD 11/10/10	20,000	20,329	21,319
	NORTHSTAR EDU FIN INC DE	VAR RT 01/29/2046 DD 03/13/07	300,000	246,000	189,000
	SOUNDVIEW HOME LOAN TRUST 3 M2	VAR RT 06/25/2035 DD 07/14/05	252,493	237,659	249,367
	THORNBURG MORTGAGE SECUR 4 2A1	VAR RT 09/25/2037 DD 08/01/07	287,551	286,517	286,504
	COMMIT TO PUR FNMA SF MTG	2.500% 01/01/2028 DD 01/01/13	4,000,000	(4,173,125)	(4,173,125)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	2,000,000	(2,101,172)	(2,101,172)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	2,000,000	(2,093,047)	(2,093,047)
	COMMIT TO PUR FNMA SF MTG	3.000% 02/01/2042 DD 02/01/12	2,000,000	(2,088,438)	(2,088,438)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2028 DD 01/01/13	1,000,000	(1,067,813)	(1,067,813)
	COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2028 DD 02/01/13	1,000,000	(1,069,375)	(1,069,375)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	(2,000,000)	2,093,047	2,093,047
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	(2,000,000)	2,093,047	2,093,047
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2028 DD 01/01/13	(1,000,000)	1,070,859	1,070,859

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR GNMA SF MTG	3.000% 01/15/2043 DD 01/01/13	2,000,000	(2,132,500)	(2,132,500)
	COMMIT TO PUR GNMA SF MTG	3.000% 02/15/2042 DD 02/01/12	2,000,000	(2,113,750)	(2,113,750)
	COMMIT TO PUR GNMA SF MTG	3.000% 01/15/2043 DD 01/01/13	(2,000,000)	2,118,125	2,118,125
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	(2,092)	2,092	2,092
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	(29,044)	29,044	29,044
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	(549)	549	549
	FHLMC MULTICLASS MTG	9.050% 06/15/2019 DD 05/15/88	(298)	298	298
	RBS CITIZENS BANK REPO	0.240% 01/03/2013 DD 12/31/12	21,300,000	(21,300,000)	(21,300,000)
	US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 13	(8)	1,563	1,563
	INTEREST BEARING CASH	TEMPORARY INVESTMENST		72,581,967	72,581,967
	TOTAL UNDERLYING ASSETS			263,527,540	268,438,308
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(18,062,432)
	CONTRACT VALUE				250,375,876

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AMERIQUEST MORTGAGE SEC AR2 M1	VAR RT 05/25/2033 DD 05/14/03	9,409	9,409	7,268
	ASSET BACKED SECURITIES HE3 M1	VAR RT 06/15/2033 DD 06/03/03	17,457	17,440	16,374
	ASSET BACKED SECURITIES HE4 M2	VAR RT 08/15/2033 DD 08/06/03	10,337	10,337	7,433
	CDC MORTGAGE CAPITAL TR HE1 M1	VAR RT 08/25/2033 DD 03/28/03	10,812	10,744	9,736
	CDC MORTGAGE CAPITAL TR HE2 M1	VAR RT 10/25/2033 DD 05/29/03	13,104	13,111	11,207
	CDC MORTGAGE CAPITAL TR HE3 M1	VAR RT 03/25/2033 DD 11/27/02	8,002	8,014	6,069
	COUNTRYWIDE ASSET-BACKED 5 MV1	VAR RT 03/25/2033 DD 12/30/02	2,697	2,731	2,590
	COUNTRYWIDE HOME LOAN M 25 2A1	5.500% 11/27/2017 DD 10/01/02	3,261	3,320	3,382
	FEDERAL HOME LN MTG CORP	1.000% 03/08/2017 DD 01/30/12	1,000,000	997,496	1,012,750
	FEDERAL NATL MTG ASSN	2.750% 02/05/2014 DD 02/05/09	1,000,000	1,004,562	1,028,640
	FHLMC POOL #E7-6434	5.000% 05/01/2014 DD 04/01/99	715	722	766
	FHLMC POOL #E7-7225	5.000% 05/01/2014 DD 06/01/99	522	527	559
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	10,098	10,483	10,732
	FNMA POOL #0323743	5.000% 04/01/2014 DD 04/01/99	247	249	257
	FNMA POOL #0535168	5.500% 12/01/2014 DD 01/01/00	1,380	1,398	1,481
	FNMA POOL #0535241	5.000% 03/01/2014 DD 03/01/00	298	301	322
	FNMA POOL #0535978	5.500% 12/01/2014 DD 05/01/01	346	350	371
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	5,829	6,125	6,236
	FNMA POOL #0545728	5.500% 09/01/2014 DD 05/01/02	647	656	694
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	32,925	34,757	35,225
	FNMA POOL #0563311	5.500% 08/01/2014 DD 11/01/00	157	159	168
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	11,534	12,026	12,258
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	122	127	130
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	8,450	8,772	8,980
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	2,601	2,742	2,820
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	2,628	2,775	2,850
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	4,141	4,361	4,507
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	13,897	14,379	14,969
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	10,695	11,103	11,555
	GSAMP TRUST 2002-HE HE M1	VAR RT 11/20/2032 DD 11/27/02	11,814	12,015	9,451
	HOME EQUITY ASSET TRUST 4 M1	VAR RT 10/25/2033 DD 06/27/03	25,568	25,568	23,566
	HOME EQUITY ASSET TRUST 5 M1	VAR RT 12/25/2033 DD 08/28/03	17,823	17,823	15,867
	HOME EQUITY ASSET TRUST 5 M2	VAR RT 12/25/2033 DD 08/28/03	1,999	1,999	1,179
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	74,453	74,453	65,130
	MORGAN STANLEY ABS CAPI HE1 M1	VAR RT 05/25/2033 DD 06/27/03	33,262	33,262	31,266
	MORGAN STANLEY ABS CAPI NC6 M1	VAR RT 06/25/2033 DD 06/26/03	22,879	22,878	21,316
	MORGAN STANLEY ABS CAPI NC7 M1	VAR RT 06/25/2033 DD 07/30/03	11,899	11,899	11,206
	MORGAN STANLEY ABS CAPI NC7 M2	VAR RT 06/25/2033 DD 07/30/03	1,198	1,198	833
	MORGAN STANLEY DEAN WIT NC5 M3	VAR RT 10/25/2032 DD 10/29/02	1,954	1,957	554
	RAMP TRUST RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	7,707	7,696	7,394
	SALOMON BROTHERS MORTGAG HE1 A	VAR RT 04/25/2033 DD 04/25/03	587	587	525
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		447,211	447,201
	TOTAL UNDERLYING ASSETS			2,847,722	2,855,817
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(115,254)
	Wrapper				2,571
	CONTRACT VALUE				2,743,134

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ALTRIA GROUP INC	4.125% 09/11/2015 DD 06/11/10	405,000	444,087	439,607
	ANGLO AMERICAN CAPITAL PL 144A	9.375% 04/08/2014 DD 04/08/09	1,100,000	1,325,148	1,209,252
	AT&T INC	5.625% 06/15/2016 DD 08/18/04	500,000	574,475	573,890
	BANK OF NEW YORK MELLON CORP/T	2.950% 06/18/2015 DD 06/18/10	1,200,000	1,250,448	1,265,664
	BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	1,200,000	1,296,348	1,345,068
	BB&T CORP	2.150% 03/22/2017 DD 03/22/12	1,100,000	1,097,613	1,137,708
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	900,000	989,824	1,002,276
	BEAR STEARNS COMMERCIAL T16 A6	VAR RT 02/13/2046 DD 11/01/04	900,000	964,090	956,628
	BEAR STEARNS COS LLC/THE	5.550% 01/22/2017 DD 11/22/06	1,200,000	1,317,360	1,353,252
	BHP BILLITON FINANCE USA LTD	5.250% 12/15/2015 DD 12/12/05	1,100,000	1,256,024	1,242,395
	CAPITAL ONE FINANCIAL CORP	6.750% 09/15/2017 DD 09/04/07	540,000	654,969	659,491
	CATERPILLAR FINANCIAL SERVICES	6.125% 02/17/2014 DD 02/12/09	1,100,000	1,244,100	1,172,765
	CELLCO PARTNERSHIP / VERIZON W	7.375% 11/15/2013 DD 05/15/09	1,100,000	1,254,814	1,162,667
	CFCRE COMMERCIAL MO C1 A2 144A	3.759% 04/15/2044 DD 04/01/11	405,000	416,011	438,178
	CHEVRON CORP	1.104% 12/05/2017 DD 12/05/12	580,000	580,000	584,048
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	1,069,000	1,183,137	1,168,107
	COCA-COLA CO/THE	0.750% 03/13/2015 DD 03/14/12	950,000	948,936	957,239
	COMERICA BANK	5.750% 11/21/2016 DD 11/21/06	1,100,000	1,251,206	1,272,722
	COMMONWEALTH BANK OF AUST 144A	3.750% 10/15/2014 DD 10/15/09	1,201,000	1,266,430	1,262,611
	CONOCOPHILLIPS CO	1.050% 12/15/2017 DD 12/07/12	590,000	588,649	588,130
	COSTCO WHOLESALE CORP	0.650% 12/07/2015 DD 12/07/12	1,225,000	1,223,542	1,225,674
	COUNTRYWIDE FINANCIAL CORP	6.250% 05/15/2016 DD 05/16/06	695,000	698,971	762,908
	DIAGEO FINANCE BV	5.300% 10/28/2015 DD 10/28/05	1,100,000	1,251,932	1,234,728
	FEDERAL HOME LN MTG CORP	1.000% 08/20/2014 DD 07/26/11	1,040,000	1,047,654	1,052,137
	FEDERAL NATL MTG ASSN	2.250% 03/15/2016 DD 01/18/11	1,130,000	1,188,297	1,193,687
	FHLMC POOL #C9-1385	4.000% 08/01/2031 DD 08/01/11	1,261,663	1,341,108	1,360,691
	FHLMC POOL #J1-1829	4.000% 03/01/2025 DD 03/01/10	582,024	626,767	625,687
	FHLMC POOL #J1-2388	4.000% 07/01/2025 DD 06/01/10	724,767	777,766	779,139
	FHLMC POOL #J1-3242	3.500% 10/01/2025 DD 10/01/10	197,720	208,594	211,070
	FHLMC POOL #J1-3503	3.500% 11/01/2025 DD 11/01/10	187,367	197,672	200,018
	FHLMC POOL #J1-3504	3.500% 11/01/2025 DD 11/01/10	118,474	124,990	125,808
	FNMA POOL #0888416	5.000% 09/01/2035 DD 05/01/07	214,117	231,354	233,280
	FNMA POOL #0AC1878	4.500% 09/01/2039 DD 08/01/09	746,188	811,946	839,417
	GENERAL ELECTRIC CAPITAL CORP	5.400% 02/15/2017 DD 02/13/07	1,200,000	1,330,224	1,380,120
	GENWORTH FINANCIAL INC	8.625% 12/15/2016 DD 12/08/09	500,000	562,500	586,575
	GMAC COMMERCIAL MORTGAGE C1 A4	4.908% 03/10/2038 DD 04/01/04	265,000	282,753	275,589
	GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	1,300,000	1,318,239	1,376,076
	GS MORTGAGE SECURITIE GG10 AAB	VAR RT 08/10/2045 DD 07/01/07	228,300	240,499	241,164
	HEWLETT-PACKARD CO	6.125% 03/01/2014 DD 12/05/08	1,100,000	1,239,403	1,156,342
	HSBC BANK PLC 144A	VAR RT 01/17/2014 DD 01/19/11	1,300,000	1,306,045	1,308,970
	HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	1,200,000	1,283,904	1,296,756
	HYATT HOTELS CORP	3.875% 08/15/2016 DD 08/09/11	1,050,000	1,045,496	1,118,093
	INTERNATIONAL BUSINESS MACHINE	1.950% 07/22/2016 DD 07/22/11	250,000	256,198	259,818
	JEFFERIES GROUP LLC	5.500% 03/15/2016 DD 03/08/04	500,000	544,325	532,500
	JOHN DEERE CAPITAL CORP	2.800% 09/18/2017 DD 09/16/10	825,000	892,988	880,712
	KELLOGG CO	1.125% 05/15/2015 DD 05/17/12	375,000	374,561	378,638
	KINDER MORGAN ENERGY PARTNERS	5.125% 11/15/2014 DD 11/12/04	1,000,000	1,103,910	1,077,030
	LB-UBS COMMERCIAL MORTG C6 AAB	5.341% 09/15/2039 DD 09/11/06	755,506	804,969	807,682
	LB-UBS COMMERCIAL MORTGA C1 A4	4.568% 01/15/2031 DD 01/11/04	1,000,000	1,056,641	1,037,640
	MERCK SHARP & DOHME CORP	4.750% 03/01/2015 DD 02/17/05	1,200,000	1,341,852	1,308,096
	MERRILL LYNCH MORTGAGE CKI1 A6	VAR RT 11/12/2037 DD 12/01/05	900,000	989,016	1,000,332
	MERRILL LYNCH MORTGAGE KEY1 A4	VAR RT 11/12/2035 DD 11/01/03	1,000,000	1,069,063	1,026,300
	METLIFE INC	6.750% 06/01/2016 DD 05/29/09	1,100,000	1,295,008	1,302,785
	MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	1,200,000	1,315,920	1,307,052
	MORGAN STANLEY CAPI C2 A2 144A	3.476% 06/15/2044 DD 06/01/11	900,000	911,531	974,358
	MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	1,000,000	1,080,000	1,092,520
	NATIONAL AUSTRALIA BANK L 144A	3.750% 03/02/2015 DD 03/02/10	1,200,000	1,257,144	1,270,968

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	NBCUNIVERSAL MEDIA LLC	2.100% 04/01/2014 DD 04/01/11	1,300,000	1,322,100	1,323,790
	ORACLE CORP	5.250% 01/15/2016 DD 01/13/06	1,100,000	1,255,551	1,244,771
	PETROHAWK ENERGY CORP	6.250% 06/01/2019 DD 05/20/11	515,000	576,988	586,431
	PHILIP MORRIS INTERNATIONAL IN	6.875% 03/17/2014 DD 11/17/08	200,000	230,612	215,352
	PHILLIPS 66	2.950% 05/01/2017 DD 11/01/12	350,000	349,937	370,944
	PRIVATE EXPORT FUNDING CORP	1.375% 02/15/2017 DD 01/19/12	1,240,000	1,266,387	1,274,881
	PUBLIC SERVICE ELECTRIC & GAS	5.000% 08/15/2014 DD 08/19/04	1,100,000	1,195,260	1,178,650
	RIO TINTO FINANCE USA LTD	8.950% 05/01/2014 DD 04/17/09	1,100,000	1,325,819	1,216,292
	SABMILLER HOLDINGS INC 144A	1.850% 01/15/2015 DD 01/17/12	715,000	714,957	729,078
	SENIOR HOUSING PROPERTIES TRUS	4.300% 01/15/2016 DD 01/13/11	650,000	661,044	673,901
	SIMON PROPERTY GROUP LP	4.200% 02/01/2015 DD 01/25/10	1,398,000	1,498,670	1,482,579
	TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	725,000	762,149	765,781
	U S TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10	5,350,000	5,684,375	5,622,529
	U S TREASURY NOTE	1.250% 03/15/2014 DD 03/15/11	6,260,000	6,396,448	6,337,749
	U S TREASURY NOTE	1.250% 02/15/2014 DD 02/15/11	3,260,000	3,321,913	3,297,816
	U S TREASURY NOTE	0.625% 02/28/2013 DD 02/28/11	2,214,000	2,221,565	2,215,904
	U S TREASURY NOTE	0.250% 09/15/2014 DD 09/15/11	855,000	852,762	855,197
	U S TREASURY NOTE	1.000% 09/30/2016 DD 09/30/11	1,570,000	1,570,920	1,599,924
	U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	4,245,000	4,259,670	4,305,024
	U S TREASURY NOTE	1.000% 03/31/2017 DD 03/31/12	2,280,000	2,318,920	2,320,789
	U S TREASURY NOTE	0.375% 06/15/2015 DD 06/15/12	5,520,000	5,521,660	5,528,611
	U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	6,885,000	6,846,091	6,843,552
	UNITED TECHNOLOGIES CORP	1.200% 06/01/2015 DD 06/01/12	335,000	334,812	339,797
	UNITEDHEALTH GROUP INC	0.850% 10/15/2015 DD 10/22/12	655,000	654,849	657,142
	US BANCORP	1.125% 10/30/2013 DD 11/02/10	1,100,000	1,097,855	1,107,128
	VERIZON COMMUNICATIONS INC	0.700% 11/02/2015 DD 11/07/12	1,025,000	1,025,341	1,025,256
	VIRGIN MEDIA SECURED FINANCE P	6.500% 01/15/2018 DD 06/15/10	1,200,000	1,320,000	1,291,500
	VODAFONE GROUP PLC	1.250% 09/26/2017 DD 09/26/12	515,000	513,409	513,445
	WACHOVIA BANK COMMERCIA C17 A4	VAR RT 03/15/2042 DD 03/01/05	1,000,000	1,085,938	1,081,840
	WACHOVIA CORP	5.625% 10/15/2016 DD 10/23/06	1,200,000	1,326,348	1,375,836
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		1,063,200	1,063,200
	TOTAL UNDERLYING ASSETS			111,112,001	111,076,747
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(3,704,547)
	CONTRACT VALUE				107,372,200

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABBVIE INC 144A	1.200% 11/06/2015 DD 11/08/12	1,335,000	1,334,106	1,343,918
	ABBVIE INC 144A	1.750% 11/06/2017 DD 11/08/12	780,000	778,370	788,486
	ABBVIE INC 144A	1.750% 11/06/2017 DD 11/08/12	425,000	424,112	429,624
	ABBVIE INC 144A	2.900% 11/06/2022 DD 11/08/12	260,000	258,326	264,779
	ABBVIE INC 144A	2.000% 11/06/2018 DD 11/08/12	325,000	323,287	329,199
	ADT CORP/THE 144A	2.250% 07/15/2017 DD 07/05/12	525,000	524,454	520,832
	ALLTEL CORP	7.000% 03/15/2016 DD 03/08/96	680,000	823,466	806,602
	ALLY MASTER OWNER TRU 1 A 144A	VAR RT 01/15/2015 DD 02/12/10	585,000	596,494	585,404
	ALLY MASTER OWNER TRUST 4 A2	1.540% 09/15/2016 DD 09/21/11	160,000	161,413	162,118
	ALLY MASTER OWNER TRUST 5 A	1.540% 09/15/2019 DD 10/11/12	525,000	524,850	526,869
	ALTRIA GROUP INC	9.700% 11/10/2018 DD 11/10/08	14,000	19,207	19,599
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	149,000	185,261	207,280
	ALTRIA GROUP INC	2.850% 08/09/2022 DD 08/09/12	475,000	474,012	470,027
	AMAZON.COM INC	1.200% 11/29/2017 DD 11/29/12	400,000	398,052	397,800
	AMAZON.COM INC	0.650% 11/27/2015 DD 11/29/12	725,000	723,028	724,565
	AMAZON.COM INC	2.500% 11/29/2022 DD 11/29/12	205,000	203,188	202,052
	AMEREN CORP	8.875% 05/15/2014 DD 05/15/09	345,000	343,292	377,540
	AMERICAN ELECTRIC POWER	1.650% 12/15/2017 DD 12/03/12	90,000	89,896	90,315
	AMERICAN EXPRESS CENTURION BAN	0.875% 11/13/2015 DD 11/14/12	265,000	264,899	264,804
	AMERICAN EXPRESS CREDIT CORP	1.750% 06/12/2015 DD 06/12/12	1,730,000	1,766,399	1,766,226
	AMERICAN EXPRESS CREDIT CORP	7.300% 08/20/2013 DD 08/20/08	520,000	595,456	542,339
	AMERICAN EXPRESS CREDIT CORP	2.750% 09/15/2015 DD 09/13/10	230,000	225,860	241,127
	AMERICAN EXPRESS CREDIT CORP	1.750% 06/12/2015 DD 06/12/12	50,000	51,052	51,047
	AMERICAN INTERNATIONAL GROUP I	3.800% 03/22/2017 DD 03/22/12	220,000	219,553	238,113
	AMERICAN INTERNATIONAL GROUP I	5.600% 10/18/2016 DD 10/18/06	400,000	416,954	456,784
	AMERICAN INTERNATIONAL GROUP I	4.875% 09/15/2016 DD 09/13/11	205,000	202,790	229,288
	AMERICAN INTERNATIONAL GROUP I	3.800% 03/22/2017 DD 03/22/12	45,000	44,909	48,705
	AMERICAN INTERNATIONAL GROUP I	4.875% 06/01/2022 DD 05/24/12	20,000	20,388	22,832
	AMERICAN INTERNATIONAL GROUP I	2.375% 08/24/2015 DD 08/23/12	110,000	109,899	113,202
	AMERICAN INTERNATIONAL GROUP I	5.850% 01/16/2018 DD 12/12/07	235,000	233,057	277,817
	AMERICREDIT AUTOMOBILE RE 4 A3	1.270% 04/08/2015 DD 11/18/10	135,763	135,742	136,023
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	310,000	309,132	340,436
	AMGEN INC	2.125% 05/15/2017 DD 05/15/12	175,000	175,749	181,290
	ANHEUSER-BUSCH INBEV WORLDWIDE	1.500% 07/14/2014 DD 07/14/11	450,000	449,987	456,498
	ANHEUSER-BUSCH INBEV WORLDWIDE	1.375% 07/15/2017 DD 07/16/12	365,000	363,949	368,843
	ARI FLEET LEASE TRUST B A 144A	VAR RT 01/15/2021 DD 10/23/12	270,121	270,121	270,194
	AT&T INC	1.400% 12/01/2017 DD 12/11/12	220,000	219,989	220,042
	AT&T INC	3.875% 08/15/2021 DD 08/18/11	300,000	310,169	334,353
	BAE SYSTEMS PLC 144A	3.500% 10/11/2016 DD 10/11/11	305,000	322,132	321,583
	BANC OF AMERICA MERRILL L 1 A5	VAR RT 11/10/2042 DD 04/01/05	445,210	484,427	486,107
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	570,000	607,226	664,386
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	310,000	297,446	361,333
	BANK OF AMERICA CORP	7.625% 06/01/2019 DD 06/02/09	65,000	75,177	83,172
	BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10	125,000	127,107	148,204
	BANK OF AMERICA CORP	5.875% 01/05/2021 DD 12/21/10	190,000	196,316	227,483
	BANK OF AMERICA CORP	5.700% 01/24/2022 DD 01/24/12	50,000	51,049	60,128
	BANK OF AMERICA CORP	3.875% 03/22/2017 DD 03/22/12	160,000	159,533	173,523
	BANK OF MONTREAL	1.400% 09/11/2017 DD 09/11/12	575,000	574,115	577,185
	BANK OF NOVA SCOTIA	0.750% 10/09/2015 DD 10/09/12	665,000	664,980	661,356
	BARCLAYS BANK PLC 144A	6.050% 12/04/2017 DD 12/04/07	150,000	164,481	165,959
	BAT INTERNATIONAL FINANCE 144A	9.500% 11/15/2018 DD 11/21/08	165,000	163,442	229,446
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06	490,000	398,431	552,867
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06	190,000	204,517	217,734

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	BEAR STEARNS COMMERCIA PW16 A4	VAR RT 06/11/2040 DD 06/01/07	420,000	478,261	497,507
	BEAR STEARNS COMMERCIAL T24 A4	5.537% 10/12/2041 DD 10/01/06	140,000	151,397	161,241
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	205,000	229,448	246,205
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	150,000	149,562	180,150
	BEAR STEARNS COS LLC/THE	7.250% 02/01/2018 DD 02/01/08	195,000	242,659	244,343
	BECTON DICKINSON AND CO	1.750% 11/08/2016 DD 11/08/11	600,000	599,802	617,718
	BHP BILLITON FINANCE USA LTD	1.125% 11/21/2014 DD 11/21/11	400,000	398,580	404,824
	BHP BILLITON FINANCE USA LTD	1.875% 11/21/2016 DD 11/21/11	350,000	348,142	360,878
	BLACKROCK INC	1.375% 06/01/2015 DD 05/25/12	485,000	484,442	492,566
	BNP PARIBAS SA	2.375% 09/14/2017 DD 09/14/12	550,000	558,184	557,893
	BOSTON PROPERTIES LP	5.625% 04/15/2015 DD 03/18/03	225,000	248,951	247,082
	BOSTON PROPERTIES LP	3.700% 11/15/2018 DD 11/10/11	160,000	159,627	173,806
	BP CAPITAL MARKETS PLC	3.875% 03/10/2015 DD 03/10/09	275,000	293,986	292,971
	BP CAPITAL MARKETS PLC	1.846% 05/05/2017 DD 05/07/12	1,400,000	1,400,000	1,431,178
	BP CAPITAL MARKETS PLC	1.846% 05/05/2017 DD 05/07/12	640,000	640,000	654,253
	BROWN-FORMAN CORP	1.000% 01/15/2018 DD 12/12/12	435,000	433,560	432,534
	CANADIAN NATIONAL RAILWAY CO	2.850% 12/15/2021 DD 11/15/11	630,000	625,277	660,694
	CAPITAL ONE BANK USA NA	8.800% 07/15/2019 DD 06/25/09	250,000	316,473	338,525
	CAPITAL ONE FINANCIAL CORP	1.000% 11/06/2015 DD 11/06/12	900,000	897,219	896,958
	CAPITAL ONE FINANCIAL CORP	6.150% 09/01/2016 DD 08/29/06	350,000	362,737	400,407
	CARDINAL HEALTH INC	5.800% 10/15/2016 DD 10/15/07	260,000	291,382	301,317
	CARGILL INC 144A	4.307% 05/14/2021 DD 05/16/11	564,000	553,557	621,398
	CARNIVAL CORP	1.875% 12/15/2017 DD 12/06/12	495,000	493,961	495,673
	CATERPILLAR FINANCIAL SERVICES	5.850% 09/01/2017 DD 09/04/07	700,000	843,171	840,560
	CATERPILLAR FINANCIAL SERVICES	1.625% 06/01/2017 DD 05/30/12	350,000	349,430	356,584
	CATERPILLAR INC	5.700% 08/15/2016 DD 08/08/06	155,000	183,018	179,816
	CATERPILLAR INC	1.500% 06/26/2017 DD 06/26/12	340,000	339,592	344,349
	CATHOLIC HEALTH INITIATIVES	1.600% 11/01/2017 DD 10/31/12	820,000	819,762	828,774
	CBS CORP	5.750% 04/15/2020 DD 04/05/10	400,000	418,087	479,104
	CBS CORP	5.500% 05/15/2033 DD 05/14/03	200,000	189,952	218,766
	CD 2005-CD1 COMMERCIAL CD1 A4	VAR RT 07/15/2044 DD 11/01/05	585,000	651,909	649,210
	CELLCO PARTNERSHIP / VERIZON W	8.500% 11/15/2018 DD 05/15/09	325,000	321,539	447,103
	CENTURYLINK INC	5.800% 03/15/2022 DD 03/12/12	160,000	159,747	169,141
	CHESAPEAKE FUNDING L 1A A 144A	VAR RT 11/07/2023 DD 05/17/12	480,000	480,713	481,085
	CHEVRON CORP	1.104% 12/05/2017 DD 12/05/12	770,000	770,000	775,375
	CIGNA CORP	2.750% 11/15/2016 DD 11/10/11	410,000	410,259	431,295
	CISCO SYSTEMS INC	1.625% 03/14/2014 DD 03/16/11	270,000	269,679	274,039
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	120,000	123,798	126,251
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	135,000	145,172	147,516
	CITIGROUP INC	4.750% 05/19/2015 DD 05/19/10	350,000	368,508	377,314
	CITIGROUP INC	2.650% 03/02/2015 DD 02/29/12	850,000	848,056	875,305
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	145,000	152,520	152,553
	CITIGROUP INC	6.125% 05/15/2018 DD 05/12/08	345,000	367,566	413,451
	CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	670,000	738,754	900,909
	CITIGROUP INC	5.375% 08/09/2020 DD 08/09/10	165,000	191,910	194,444
	CITIGROUP INC	2.250% 08/07/2015 DD 08/07/12	175,000	174,587	179,223
	CLEVELAND ELECTRIC ILLUMINATIN	5.650% 12/15/2013 DD 06/15/04	170,000	168,640	177,591
	COCA-COLA ENTERPRISES INC	3.500% 09/15/2020 DD 09/14/10	400,000	409,052	425,080
	COMMERCIAL MORTGAGE PAS CR5 A4	2.771% 12/10/2045 DD 12/01/12	85,000	87,118	86,774
	COMMERCIAL MORTGAGE PASS C4 A3	5.467% 09/15/2039 DD 09/01/06	425,000	451,629	482,511
	COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2043 DD 01/01/13	4,100,000	4,368,422	4,376,750
	COMMIT TO PUR FHLMC GOLD SFM	6.000% 01/01/2043 DD 01/01/13	1,000,000	1,086,016	1,086,880
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	1,400,000	1,468,305	1,466,934
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2043 DD 01/01/13	4,500,000	4,803,750	4,797,585

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2043 DD 01/01/13	4,300,000	4,637,953	4,644,860
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2043 DD 01/01/13	6,300,000	6,899,484	6,880,797
	COMMIT TO PUR GNMA SF MTG	3.000% 01/15/2043 DD 01/01/13	4,400,000	4,669,500	4,677,068
	COMMONWEALTH EDISON CO	1.950% 09/01/2016 DD 09/07/11	300,000	300,000	309,495
	CONAGRA FOODS INC	1.350% 09/10/2015 DD 09/13/12	365,000	364,201	364,989
	CONTINENTAL AIRLINES 2007-1 CL	5.983% 04/19/2022 DD 04/10/07	62,621	62,621	69,741
	COSTCO WHOLESALE CORP	0.650% 12/07/2015 DD 12/07/12	460,000	459,453	460,253
	COSTCO WHOLESALE CORP	1.125% 12/15/2017 DD 12/07/12	400,000	399,920	402,680
	COVIDIEN INTERNATIONAL FINANCE	1.350% 05/29/2015 DD 05/30/12	635,000	634,797	643,592
	COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04	88,000	86,280	95,972
	COX COMMUNICATIONS INC	6.250% 06/01/2018 DD 06/05/08	175,000	206,817	213,805
	COX COMMUNICATIONS INC 144A	3.250% 12/15/2022 DD 11/29/12	55,000	54,915	56,719
	CREDIT SUISSE FIRST BOST C1 A4	VAR RT 02/15/2038 DD 03/01/05	450,000	484,646	484,709
	CVS CAREMARK CORP	6.250% 06/01/2027 DD 05/25/07	75,000	81,024	99,029
	CVS CAREMARK CORP	2.750% 12/01/2022 DD 11/29/12	130,000	129,819	130,484
	DAIMLER FINANCE NORTH AME 144A	1.875% 09/15/2014 DD 09/14/11	390,000	388,768	396,392
	DBUBS 2011-LC1 MO LC1A A3 144A	5.002% 11/10/2046 DD 02/01/11	325,767	349,428	388,063
	DIRECTV HOLDINGS LLC / DIRECTV	3.550% 03/15/2015 DD 03/11/10	325,000	331,390	341,887
	DIRECTV HOLDINGS LLC / DIRECTV	2.400% 03/15/2017 DD 03/08/12	450,000	449,532	460,944
	DIRECTV HOLDINGS LLC / DIRECTV	5.200% 03/15/2020 DD 03/11/10	155,000	170,810	175,896
	DIRECTV HOLDINGS LLC / DIRECTV	4.600% 02/15/2021 DD 08/17/10	340,000	361,299	368,064
	DIRECTV HOLDINGS LLC / DIRECTV	3.500% 03/01/2016 DD 03/10/11	110,000	109,792	116,535
	DIRECTV HOLDINGS LLC / DIRECTV	2.400% 03/15/2017 DD 03/08/12	400,000	399,584	409,728
	DISCOVERY COMMUNICATIONS LLC	3.700% 06/01/2015 DD 06/03/10	420,000	423,548	447,455
	DOMINION RESOURCES INC/VA	6.400% 06/15/2018 DD 06/17/08	255,000	254,760	316,889
	DR PEPPER SNAPPLE GROUP INC	2.900% 01/15/2016 DD 01/11/11	495,000	497,103	521,567
	DUKE ENERGY CORP	1.625% 08/15/2017 DD 08/16/12	365,000	363,799	365,953
	DUKE ENERGY CORP	5.650% 06/15/2013 DD 06/16/08	400,000	399,212	409,140
	DUKE REALTY LP	5.950% 02/15/2017 DD 08/24/06	30,000	30,450	34,295
	DUKE REALTY LP	7.375% 02/15/2015 DD 08/11/09	195,000	216,771	217,470
	EATON CORP 144A	0.950% 11/02/2015 DD 11/20/12	400,000	399,652	401,216
	EBAY INC	1.350% 07/15/2017 DD 07/24/12	250,000	249,858	252,913
	ECOLAB INC	2.375% 12/08/2014 DD 12/08/11	600,000	599,640	619,344
	EI DU PONT DE NEMOURS & CO	5.000% 01/15/2013 DD 12/03/07	76,000	75,978	76,119
	ENTERGY ARKANSAS INC	5.400% 08/01/2013 DD 07/17/08	635,000	634,956	652,297
	ERAC USA FINANCE LLC	5.600% 05/01/2015 DD 04/20/05	325,000	357,256	355,748
	ERAC USA FINANCE LLC 144A	1.400% 04/15/2016 DD 10/15/12	60,000	59,904	60,403
	EVEREST REINSURANCE HOLDINGS I	5.400% 10/15/2014 DD 10/12/04	250,000	250,055	263,885
	EXPORT-IMPORT BANK OF KOREA	5.875% 01/14/2015 DD 07/14/09	760,000	755,638	831,045
	EXPRESS SCRIPTS HOLDING C 144A	2.100% 02/12/2015 DD 02/09/12	325,000	323,401	331,061
	EXPRESS SCRIPTS HOLDING CO	6.250% 06/15/2014 DD 06/09/09	395,000	414,553	425,368
	EXPRESS SCRIPTS HOLDING CO	6.250% 06/15/2014 DD 06/09/09	180,000	179,233	193,838
	EXPRESS SCRIPTS HOLDING CO	3.125% 05/15/2016 DD 05/02/11	210,000	209,154	221,401
	FEDERAL HOME LN MTG CORP	1.250% 05/12/2017 DD 03/26/12	8,105,000	8,057,949	8,292,793
	FEDERAL NATL MTG ASSN	0.875% 10/26/2017 DD 09/24/12	2,310,000	2,309,885	2,319,356
	FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	268,020	257,404	289,411
	FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	64,460	61,907	71,902
	FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	104,181	100,054	112,528
	FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	4,951	4,755	5,346
	FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	440,705	422,663	474,225
	FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	1,861,803	1,838,530	2,003,412
	FHLMC POOL #B1-1979	5.500% 01/01/2019 DD 01/01/04	24,249	24,275	26,113
	FHLMC POOL #B1-5149	5.500% 06/01/2019 DD 06/01/04	34,000	35,200	36,906
	FHLMC POOL #B1-5992	5.500% 08/01/2019 DD 08/01/04	64,468	66,745	69,867

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FHLMC POOL #B1-6466	5.500% 09/01/2019 DD 09/01/04	160,292	160,467	173,995
	FHLMC POOL #E0-1216	5.500% 10/01/2017 DD 10/01/02	66,889	69,251	71,966
	FHLMC POOL #E0-1648	5.500% 05/01/2019 DD 05/01/04	9,040	9,359	9,735
	FHLMC POOL #E9-2026	5.500% 10/01/2017 DD 10/01/02	127,642	132,150	137,278
	FHLMC POOL #E9-9911	5.500% 10/01/2018 DD 09/01/03	81,044	83,906	87,972
	FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	199,308	187,209	215,215
	FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	879,264	885,309	949,298
	FHLMC POOL #G1-0847	5.500% 11/01/2013 DD 11/01/98	494	511	528
	FHLMC POOL #G1-2164	6.500% 05/01/2017 DD 05/01/06	469	476	469
	FHLMC POOL #G1-2165	6.500% 01/01/2019 DD 05/01/06	1,481	1,505	1,597
	FHLMC MULTICLASS MTG	3.250% 06/15/2017 DD 06/01/03	2,419	2,321	2,418
	FHLMC MULTICLASS MTG 2684 PH	5.000% 01/15/2033 DD 10/01/03	255,995	251,335	267,366
	FHLMC MULTICLASS MTG 2736 PD	5.000% 03/15/2032 DD 01/01/04	183,683	179,880	185,957
	FHLMC MULTICLASS MTG K003 A5	5.085% 03/25/2019 DD 06/01/09	175,000	176,749	207,459
	FISCAL YEAR 2005 SECURITIZATIO	4.930% 04/01/2020 DD 12/02/04	270,000	290,145	307,897
	FNMA POOL #0252441	6.000% 05/01/2019 DD 04/01/99	16,004	17,437	17,481
	FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	456,086	447,160	496,121
	FNMA POOL #0555435	4.501% 05/01/2013 DD 05/01/03	431,177	427,118	431,557
	FNMA POOL #0555648	4.553% 06/01/2013 DD 07/01/03	419,409	436,300	419,778
	FNMA POOL #0693008	5.000% 05/01/2018 DD 05/01/03	5,833	5,854	6,339
	FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	210,339	199,797	229,164
	FNMA POOL #0726028	5.000% 08/01/2018 DD 07/01/03	38,882	39,022	42,254
	FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	88,291	88,870	97,034
	FNMA POOL #0733371	5.000% 08/01/2018 DD 07/01/03	82,910	83,687	90,102
	FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	92,358	92,964	101,504
	FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	128,012	128,852	140,689
	FNMA POOL #0735065	4.443% 08/01/2013 DD 11/01/04	497,791	500,241	498,229
	FNMA POOL #0738499	5.500% 09/01/2033 DD 09/01/03	123,355	124,165	135,571
	FNMA POOL #0738632	5.000% 11/01/2018 DD 11/01/03	116,061	117,149	126,129
	FNMA POOL #0743133	5.000% 10/01/2018 DD 09/01/03	136,122	137,398	147,930
	FNMA POOL #0743186	5.000% 10/01/2018 DD 09/01/03	300,264	303,079	327,903
	FNMA POOL #0743859	5.000% 11/01/2018 DD 10/01/03	278,724	281,337	302,901
	FNMA POOL #0743887	5.000% 11/01/2018 DD 10/01/03	136,712	137,994	148,570
	FNMA POOL #0747866	5.000% 11/01/2018 DD 11/01/03	161,648	163,163	176,173
	FNMA POOL #0757861	5.000% 10/01/2018 DD 11/01/03	122,730	123,881	133,376
	FNMA POOL #0778421	5.000% 08/01/2035 DD 07/01/05	20,392	20,057	22,140
	FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	89,697	88,225	97,388
	FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	60,653	59,658	67,010
	FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	9,790	9,630	10,630
	FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	146,281	143,881	158,825
	FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	16,634	15,790	18,061
	FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	204,448	201,094	221,979
	FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	133,689	131,495	145,152
	FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	148,074	145,644	160,771
	FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	204,764	201,405	222,323
	FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	226,409	218,945	245,824
	FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	77,715	73,820	84,379
	FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	53,372	50,697	57,949
	FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	118,586	112,643	128,755
	FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	254,131	241,394	275,922
	FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	79,278	75,253	86,077
	FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	14,822	14,532	16,123
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	1,355,545	1,352,368	1,489,784
	FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	590,185	570,681	640,794

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	165,496	162,419	180,024
	FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	20,209	19,196	21,942
	FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	19,028	18,674	20,698
	FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	693,655	677,343	778,322
	FORD CREDIT AUTO OWNER TR D A4	2.980% 08/15/2014 DD 09/11/09	240,552	240,513	242,407
	FORD CREDIT FLOORPLAN MAS 1 A1	2.120% 02/15/2016 DD 02/24/11	270,000	269,988	274,695
	FORD MOTOR CREDIT CO LLC	4.207% 04/15/2016 DD 04/15/12	310,000	322,428	330,652
	FORD MOTOR CREDIT CO LLC	4.250% 09/20/2022 DD 09/25/12	235,000	232,909	248,484
	FRANCE TELECOM SA	2.125% 09/16/2015 DD 09/16/10	295,000	293,431	303,419
	FRANKLIN RESOURCES INC	1.375% 09/15/2017 DD 09/24/12	805,000	800,613	808,985
	GENERAL ELECTRIC CAPITAL CORP	1.625% 07/02/2015 DD 07/02/12	1,535,000	1,557,043	1,560,466
	GENERAL ELECTRIC CAPITAL CORP	5.625% 09/15/2017 DD 09/24/07	625,000	703,747	737,325
	GENERAL ELECTRIC CAPITAL CORP	5.625% 05/01/2018 DD 04/21/08	425,000	461,129	504,700
	GENERAL ELECTRIC CAPITAL CORP	5.500% 01/08/2020 DD 01/08/10	95,000	94,675	112,452
	GENERAL ELECTRIC CAPITAL CORP	3.500% 06/29/2015 DD 06/28/10	50,000	49,930	53,131
	GENERAL ELECTRIC CAPITAL CORP	4.375% 09/16/2020 DD 09/16/10	225,000	252,392	251,111
	GENERAL ELECTRIC CAPITAL CORP	4.650% 10/17/2021 DD 10/17/11	125,000	141,131	142,630
	GENERAL ELECTRIC CAPITAL CORP	3.150% 09/07/2022 DD 09/07/12	235,000	234,659	240,097
	GENERAL ELECTRIC CO	0.850% 10/09/2015 DD 10/09/12	1,170,000	1,169,684	1,174,118
	GENZYME CORP	3.625% 06/15/2015 DD 06/17/10	555,000	588,267	594,633
	GMAC COMMERCIAL MORTGAGE C1 A4	VAR RT 11/10/2045 DD 01/01/06	115,000	125,247	126,779
	GNMA POOL #0249532	8.500% 04/15/2018 DD 05/01/88	11,516	12,436	12,040
	GNMA POOL #0345910	6.000% 12/15/2023 DD 12/01/93	16,457	17,151	18,454
	GNMA POOL #0427239	6.000% 01/15/2028 DD 01/01/98	948	988	1,074
	GNMA POOL #0434429	6.500% 06/15/2014 DD 07/01/99	3,934	4,897	4,110
	GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	4,816	5,019	5,400
	GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	2,762	2,879	3,130
	GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	13,274	13,876	15,043
	GNMA POOL #0493395	6.500% 01/15/2014 DD 01/01/99	4,142	4,830	4,327
	GNMA POOL #0513006	6.500% 07/15/2014 DD 07/01/99	2,233	2,836	2,333
	GNMA POOL #0517858	6.500% 09/15/2014 DD 09/01/99	6,492	7,232	6,782
	GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	1,180	1,217	1,334
	GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	20,305	21,225	22,934
	GNMA POOL #0739896	4.000% 01/15/2041 DD 01/01/11	652,225	704,378	715,954
	GNMA POOL #0767263	4.000% 08/15/2041 DD 08/01/11	2,117,750	2,287,087	2,324,675
	GNMA POOL #0770410	4.000% 06/15/2041 DD 06/01/11	275,735	298,053	302,677
	GNMA POOL #0778693	4.000% 12/15/2041 DD 12/01/11	535,897	579,271	588,259
	GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	510,292	527,953	573,778
	GNMA II POOL #0782071	7.000% 05/15/2033 DD 03/01/06	117,632	122,741	141,691
	GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	1,095,000	1,096,409	1,159,079
	GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	246,000	279,518	309,532
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/15/2027 DD 11/09/06	350,000	309,442	378,966
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	210,000	245,547	246,702
	GOLDMAN SACHS GROUP INC/THE	5.750% 01/24/2022 DD 01/24/12	200,000	207,768	236,442
	GOLDMAN SACHS GROUP INC/THE	6.250% 09/01/2017 DD 08/30/07	145,000	140,975	171,045
	GS MORTGAGE SECURITIES GG4 A4A	4.751% 07/10/2039 DD 06/01/05	435,433	470,263	469,636
	HARSCO CORP	2.700% 10/15/2015 DD 09/20/10	630,000	629,395	639,626
	HCP INC	2.625% 02/01/2020 DD 11/19/12	150,000	149,594	149,415
	HCP INC	6.000% 03/01/2015 DD 02/28/03	95,000	94,471	103,310
	HCP INC	5.650% 12/15/2013 DD 12/04/06	125,000	124,710	130,749
	HCP INC	6.000% 01/30/2017 DD 01/22/07	85,000	91,478	97,644
	HEALTH CARE REIT INC	4.125% 04/01/2019 DD 04/03/12	90,000	97,060	96,818
	HEALTH CARE REIT INC	2.250% 03/15/2018 DD 12/06/12	245,000	243,777	244,794
	HEINEKEN NV 144A	1.400% 10/01/2017 DD 10/10/12	710,000	707,657	707,856

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	HEINEKEN NV 144A	0.800% 10/01/2015 DD 10/10/12	325,000	324,438	325,608
	HEINEKEN NV 144A	1.400% 10/01/2017 DD 10/10/12	95,000	94,687	94,713
	HEWLETT-PACKARD CO	3.750% 12/01/2020 DD 12/02/10	55,000	54,467	53,290
	HEWLETT-PACKARD CO	4.300% 06/01/2021 DD 05/31/11	370,000	379,136	366,485
	HEWLETT-PACKARD CO	3.000% 09/15/2016 DD 09/19/11	475,000	473,974	478,040
	HOSPITALITY PROPERTIES TRUST	7.875% 08/15/2014 DD 08/12/09	370,000	407,426	394,982
	HP ENTERPRISE SERVICES LLC	VAR RT 08/01/2013 DD 06/30/03	375,000	401,040	384,443
	HSBC BANK PLC 144A	3.500% 06/28/2015 DD 06/28/10	110,000	109,910	116,677
	HSBC BANK USA NA	4.875% 08/24/2020 DD 08/24/10	300,000	297,243	334,332
	HSBC HOLDINGS PLC	5.100% 04/05/2021 DD 04/05/11	365,000	367,372	431,021
	HSBC USA INC	2.375% 02/13/2015 DD 02/13/12	325,000	324,308	334,305
	HSBC USA INC	2.375% 02/13/2015 DD 02/13/12	155,000	154,670	159,438
	HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	450,000	473,490	486,284
	INTEL CORP	1.950% 10/01/2016 DD 09/19/11	355,000	354,457	366,751
	INTERNATIONAL BUSINESS MACHINE	7.625% 10/15/2018 DD 10/15/08	350,000	467,338	467,492
	JP MORGAN CHASE COMMER LDP2 A4	4.738% 07/15/2042 DD 06/01/05	400,000	435,203	435,196
	JP MORGAN CHASE COMMERC CBX A6	4.899% 01/12/2037 DD 11/01/04	300,000	301,488	320,472
	JPMORGAN CHASE & CO	2.600% 01/15/2016 DD 11/18/10	505,000	511,414	524,983
	JPMORGAN CHASE & CO	3.450% 03/01/2016 DD 02/24/11	235,000	247,323	249,572
	JPMORGAN CHASE & CO	3.150% 07/05/2016 DD 06/29/11	390,000	413,537	413,186
	JPMORGAN CHASE & CO	1.100% 10/15/2015 DD 10/18/12	325,000	324,867	324,990
	JPMORGAN CHASE & CO	5.125% 09/15/2014 DD 09/15/04	50,000	53,929	53,177
	JPMORGAN CHASE & CO	6.125% 06/27/2017 DD 06/27/07	800,000	828,230	934,624
	JPMORGAN CHASE & CO	4.950% 03/25/2020 DD 03/25/10	150,000	149,942	173,985
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	105,000	103,767	116,774
	JPMORGAN CHASE & CO	4.350% 08/15/2021 DD 08/10/11	250,000	248,800	279,560
	KANSAS GAS & ELECTRIC CO 144A	6.700% 06/15/2019 DD 06/11/09	400,000	404,678	509,172
	KIMCO REALTY CORP	5.584% 11/23/2015 DD 11/21/05	175,000	175,079	194,338
	KIMCO REALTY CORP	6.875% 10/01/2019 DD 09/24/09	160,000	159,744	197,637
	KIMCO REALTY CORP	4.300% 02/01/2018 DD 09/03/10	75,000	74,739	82,466
	KINROSS GOLD CORP	3.625% 09/01/2016 DD 03/01/12	315,000	313,724	320,497
	KOREA NATIONAL OIL CORP 144A	3.125% 04/03/2017 DD 04/03/12	610,000	608,207	639,951
	KRAFT FOODS GROUP INC 144A	2.250% 06/05/2017 DD 06/04/12	385,000	384,295	398,213
	KRAFT FOODS GROUP INC 144A	2.250% 06/05/2017 DD 06/04/12	130,000	129,762	134,462
	KRAFT FOODS GROUP INC 144A	3.500% 06/06/2022 DD 06/04/12	125,000	123,875	133,421
	LABORATORY CORP OF AMERICA HOL	2.200% 08/23/2017 DD 08/23/12	325,000	324,327	333,593
	LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	535,000	632,904	651,748
	LIBERTY PROPERTY LP	6.625% 10/01/2017 DD 09/25/07	110,000	109,324	131,274
	LIBERTY PROPERTY LP	4.125% 06/15/2022 DD 06/11/12	55,000	58,729	57,809
	LIBERTY PROPERTY LP	3.375% 06/15/2023 DD 12/10/12	70,000	69,932	69,262
	LORILLARD TOBACCO CO	8.125% 06/23/2019 DD 06/23/09	40,000	47,580	51,041
	MARATHON OIL CORP	2.800% 11/01/2022 DD 10/29/12	410,000	409,004	412,542
	MASSMUTUAL GLOBAL FUNDING 144A	3.125% 04/14/2016 DD 04/14/11	460,000	459,853	487,724
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	1,055,000	1,170,308	1,271,750
	MEXICO GOVERNMENT INTERNATIONA	5.875% 02/17/2014 DD 02/17/09	405,000	447,120	425,250
	MOLSON COORS BREWING CO	3.500% 05/01/2022 DD 05/03/12	25,000	24,912	26,394
	MORGAN STANLEY	5.950% 12/28/2017 DD 12/28/07	605,000	614,281	685,102
	MORGAN STANLEY	6.625% 04/01/2018 DD 04/01/08	875,000	931,108	1,031,249
	MORGAN STANLEY	5.550% 04/27/2017 DD 04/27/07	345,000	371,593	382,477
	MORGAN STANLEY	4.875% 11/01/2022 DD 10/23/12	185,000	184,345	191,547
	MORGAN STANLEY CA C1 A4 144A	VAR RT 09/15/2047 DD 02/01/11	385,000	396,000	462,358
	MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	595,000	652,571	650,049
	MORGAN STANLEY CAPITAL T23 A4	VAR RT 08/12/2041 DD 08/01/06	140,000	121,756	162,091
	NABISCO INC	7.550% 06/15/2015 DD 06/15/95	650,000	781,157	753,799

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	NATIONAL BANK OF CANADA	1.450% 11/07/2017 DD 11/07/12	990,000	988,911	991,099
	NATIONAL RURAL UTILITIES COOPE	3.050% 02/15/2022 DD 02/02/12	325,000	323,882	340,948
	NBCUNIVERSAL MEDIA LLC	4.375% 04/01/2021 DD 04/01/11	350,000	349,913	393,169
	NCUA GUARANTEED NOTES	1.400% 06/12/2015 DD 06/16/11	600,000	599,166	613,782
	NETAPP INC	2.000% 12/15/2017 DD 12/12/12	300,000	298,482	298,932
	NEW YORK LIFE GLOBAL FUND 144A	1.650% 05/15/2017 DD 02/14/12	625,000	623,881	636,500
	NEWS AMERICA INC	4.500% 02/15/2021 DD 08/15/11	345,000	342,522	394,145
	NEWS AMERICA INC 144A	3.000% 09/15/2022 DD 09/14/12	245,000	243,261	246,103
	NEXEN INC	6.200% 07/30/2019 DD 07/30/09	275,000	320,427	337,717
	NIPPON TELEGRAPH & TELEPHONE C	1.400% 07/18/2017 DD 07/18/12	300,000	299,595	303,630
	OBP DEPOSITOR LLC T OBP A 144A	4.646% 07/15/2045 DD 07/01/10	280,000	283,068	328,586
	ORACLE CORP	1.200% 10/15/2017 DD 10/25/12	1,200,000	1,197,924	1,203,564
	PACIFICORP	5.500% 01/15/2019 DD 01/08/09	500,000	589,300	604,490
	PEPSICO INC	7.900% 11/01/2018 DD 10/24/08	33,000	32,920	44,532
	PEPSICO INC	3.125% 11/01/2020 DD 10/26/10	100,000	99,167	107,167
	PEPSICO INC	0.800% 08/25/2014 DD 08/29/11	195,000	194,238	196,018
	PERNOD-RICARD SA 144A	5.750% 04/07/2021 DD 04/07/11	480,000	547,627	574,142
	PETROBRAS INTERNATIONAL FINANC	5.875% 03/01/2018 DD 11/01/07	931,000	1,033,664	1,062,122
	PETROHAWK ENERGY CORP	6.250% 06/01/2019 DD 05/20/11	450,000	507,375	512,415
	PHILIP MORRIS INTERNATIONAL IN	1.125% 08/21/2017 DD 08/21/12	600,000	593,550	598,086
	PITNEY BOWES INC	5.250% 01/15/2037 DD 11/17/06	170,000	175,950	173,420
	PNC FINANCIAL SERVICES	STEP 11/09/2022 DD 06/10/12	215,000	217,551	216,251
	PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	590,000	633,181	659,237
	PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	405,000	425,594	452,527
	PRECISION CASTPARTS CORP	0.700% 12/20/2015 DD 12/20/12	510,000	509,847	510,434
	PRECISION CASTPARTS CORP	1.250% 01/15/2018 DD 12/20/12	415,000	414,369	415,685
	PRINCIPAL FINANCIAL GROU	1.850% 11/15/2017 DD 11/16/12	30,000	29,969	30,159
	PRINCIPAL FINANCIAL GROUP INC	1.850% 11/15/2017 DD 11/16/12	130,000	129,865	130,688
	PRINCIPAL LIFE GLOBAL FUN 144A	1.000% 12/11/2015 DD 12/11/12	220,000	219,857	219,677
	PROCTER & GAMBLE - ESOP	9.360% 01/01/2021 DD 12/04/90	218,934	279,141	287,594
	PROLOGIS LP	4.500% 08/15/2017 DD 08/09/10	215,000	212,680	234,458
	PROVINCE OF BRITISH COLUMBIA	2.100% 05/18/2016 DD 05/18/11	555,000	554,895	583,194
	PSEG POWER LLC	2.750% 09/15/2016 DD 09/19/11	130,000	129,670	135,273
	REALTY INCOME CORP	6.750% 08/15/2019 DD 09/05/07	300,000	299,481	371,373
	REYNOLDS AMERICAN INC	1.050% 10/30/2015 DD 10/31/12	240,000	239,662	239,926
	REYNOLDS AMERICAN INC	1.050% 10/30/2015 DD 10/31/12	250,000	249,648	249,923
	RIO TINTO FINANCE USA PLC	1.625% 08/21/2017 DD 08/21/12	785,000	780,698	794,805
	ROCHE HOLDINGS INC 144A	5.000% 03/01/2014 DD 02/25/09	270,000	297,305	283,624
	ROCHE HOLDINGS INC 144A	6.000% 03/01/2019 DD 02/25/09	375,000	369,105	466,796
	ROYAL BANK OF SCOTLAND GROUP P	2.550% 09/18/2015 DD 09/18/12	225,000	224,872	230,267
	ROYAL BANK OF SCOTLAND PLC/THE	3.950% 09/21/2015 DD 09/20/10	75,000	74,845	79,638
	SABMILLER HOLDINGS INC 144A	1.850% 01/15/2015 DD 01/17/12	510,000	509,969	520,042
	SABMILLER HOLDINGS INC 144A	2.450% 01/15/2017 DD 01/17/12	325,000	324,621	338,780
	SBA TOWER TRUST 144A	4.254% 04/15/2015 DD 04/16/10	375,000	375,000	393,968
	SHELL INTERNATIONAL FINANCE BV	4.375% 03/25/2020 DD 03/25/10	500,000	564,375	579,975
	SHERWIN-WILLIAMS CO/THE	1.350% 12/15/2017 DD 12/07/12	775,000	773,985	773,295
	SIMON PROPERTY GROUP LP	6.125% 05/30/2018 DD 05/19/08	325,000	370,165	395,886
	SIMON PROPERTY GROUP LP	4.375% 03/01/2021 DD 08/16/10	145,000	144,427	163,063
	SLM CORP	6.250% 01/25/2016 DD 01/14/11	180,000	189,900	195,750
	SOUTHWEST AIRLINES CO 2007-1 P	6.150% 08/01/2022 DD 10/03/07	270,492	273,646	316,476
	SOUTHWESTERN BELL TELEPHONE LP	7.000% 07/01/2015 DD 07/01/93	450,000	531,734	516,942
	SOUTHWESTERN ENERGY CO	7.500% 02/01/2018 DD 01/16/08	405,000	487,308	496,311
	STHRN CALIFORNIA ST PUBLIC PWR	6.930% 05/15/2017 DD 09/15/97	1,285,000	1,574,047	1,589,391
	SWISS RE SOLUTIONS HOLDING COR	6.450% 03/01/2019 DD 03/01/99	415,000	439,991	483,396

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	TELECOM ITALIA CAPITAL SA	6.999% 06/04/2018 DD 06/04/08	55,000	55,000	62,865
	TELEFONICA EMISIONES SAU	3.992% 02/16/2016 DD 02/16/11	175,000	175,528	182,088
	TIAA SEASONED COMMERCIAL C4 A3	VAR RT 08/15/2039 DD 07/10/07	498,291	530,037	526,798
	TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	270,000	269,376	318,956
	TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	140,000	139,789	151,655
	TIME WARNER CABLE INC	4.125% 02/15/2021 DD 11/15/10	150,000	163,224	164,268
	TIME WARNER CABLE INC	4.000% 09/01/2021 DD 09/12/11	105,000	104,064	115,254
	TIME WARNER INC	4.875% 03/15/2020 DD 03/11/10	125,000	124,588	146,006
	TIME WARNER INC	4.750% 03/29/2021 DD 04/01/11	200,000	200,756	229,842
	TIME WARNER INC	4.000% 01/15/2022 DD 10/17/11	240,000	247,934	262,723
	TOTAL CAPITAL INTERNATIONAL SA	1.550% 06/28/2017 DD 06/28/12	150,000	149,704	152,313
	TOYOTA MOTOR CREDIT CORP	3.200% 06/17/2015 DD 06/17/10	260,000	266,609	275,707
	TRANSOCEAN INC	2.500% 10/15/2017 DD 09/13/12	650,000	648,141	656,838
	TRANSOCEAN INC	2.500% 10/15/2017 DD 09/13/12	91,000	90,740	91,957
	TURLOCK CORP 144A	1.500% 11/02/2017 DD 11/20/12	450,000	449,510	450,918
	U S TREASURY NOTE	2.750% 10/31/2013 DD 10/31/08	1,315,000	1,352,335	1,342,891
	U S TREASURY NOTE	1.875% 02/28/2014 DD 02/28/09	5,910,000	6,111,159	6,023,827
	U S TREASURY NOTE	1.875% 04/30/2014 DD 04/30/09	6,820,000	7,056,569	6,969,426
	U S TREASURY NOTE	2.375% 03/31/2016 DD 03/31/09	2,105,000	2,250,870	2,237,889
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	6,230,000	6,523,827	6,450,480
	U S TREASURY NOTE	2.375% 10/31/2014 DD 10/31/09	1,280,000	1,311,650	1,329,306
	U S TREASURY NOTE	2.125% 11/30/2014 DD 11/30/09	2,355,000	2,457,250	2,438,532
	U S TREASURY NOTE	2.250% 01/31/2015 DD 01/31/10	3,900,000	4,036,652	4,059,666
	U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	8,250,000	8,432,948	8,459,468
	U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10	3,095,000	3,195,588	3,185,931
	U S TREASURY NOTE	1.250% 04/15/2014 DD 04/15/11	3,700,000	3,782,238	3,748,840
	U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11	5,600,000	5,908,875	5,891,816
	U S TREASURY NOTE	1.250% 02/15/2014 DD 02/15/11	11,585,000	11,798,598	11,719,386
	U S TREASURY NOTE	1.000% 05/15/2014 DD 05/15/11	3,900,000	3,959,367	3,941,730
	U S TREASURY NOTE	1.750% 05/31/2016 DD 05/31/11	4,485,000	4,683,847	4,685,076
	U S TREASURY NOTE	1.500% 06/30/2016 DD 06/30/11	22,205,000	22,872,107	23,016,815
	U S TREASURY NOTE	0.750% 06/15/2014 DD 06/15/11	8,775,000	8,862,903	8,843,182
	U S TREASURY NOTE	2.375% 06/30/2018 DD 06/30/11	1,165,000	1,246,596	1,262,569
	U S TREASURY NOTE	0.625% 07/15/2014 DD 07/15/11	2,325,000	2,333,266	2,339,252
	U S TREASURY NOTE	0.500% 08/15/2014 DD 08/15/11	5,905,000	5,936,185	5,930,864
	U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11	2,945,000	3,009,307	3,001,132
	U S TREASURY NOTE	1.375% 09/30/2018 DD 09/30/11	2,855,000	2,931,619	2,934,854
	U S TREASURY NOTE	0.250% 10/31/2013 DD 10/31/11	3,710,000	3,710,580	3,712,337
	U S TREASURY NOTE	0.250% 11/30/2013 DD 11/30/11	5,330,000	5,329,561	5,333,145
	U S TREASURY NOTE	0.125% 12/31/2013 DD 12/31/11	925,000	923,428	924,427
	U S TREASURY NOTE	0.250% 01/31/2014 DD 01/31/12	195,000	194,848	195,123
	U S TREASURY NOTE	0.875% 01/31/2017 DD 01/31/12	1,120,000	1,137,719	1,134,874
	U S TREASURY NOTE	1.250% 01/31/2019 DD 01/31/12	160,000	162,688	162,901
	U S TREASURY NOTE	0.250% 02/15/2015 DD 02/15/12	935,000	931,311	934,561
	U S TREASURY NOTE	0.250% 02/28/2014 DD 02/29/12	3,455,000	3,451,408	3,456,900
	U S TREASURY NOTE	0.375% 03/15/2015 DD 03/15/12	17,250,000	17,221,829	17,285,018
	U S TREASURY NOTE	0.250% 03/31/2014 DD 03/31/12	310,000	309,879	310,146
	U S TREASURY NOTE	0.375% 04/15/2015 DD 04/15/12	1,725,000	1,728,571	1,728,105
	U S TREASURY NOTE	0.250% 05/15/2015 DD 05/15/12	2,640,000	2,636,803	2,636,700
	U S TREASURY NOTE	0.375% 06/15/2015 DD 06/15/12	2,315,000	2,316,447	2,318,611
	U S TREASURY NOTE	0.250% 06/30/2014 DD 06/30/12	310,000	310,145	310,121
	U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	1,645,000	1,637,289	1,635,097
	U S TREASURY NOTE	0.250% 08/31/2014 DD 08/31/12	125,000	125,005	125,034
	U S TREASURY NOTE	0.625% 09/30/2017 DD 09/30/12	4,725,000	4,732,383	4,716,495

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	U S TREASURY NOTE	0.250% 10/31/2014 DD 10/31/12	485,000	485,076	485,112
	U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12	735,000	738,915	737,411
	U S TREASURY NOTE	0.750% 12/31/2017 DD 12/31/12	4,010,000	4,015,482	4,016,576
	U S TREASURY NOTE	1.750% 07/31/2015 DD 07/31/10	4,275,000	4,447,223	4,431,294
	U S TREASURY NOTE	2.000% 01/31/2016 DD 01/31/11	2,600,000	2,728,781	2,728,570
	U S TREASURY NOTE	1.250% 03/15/2014 DD 03/15/11	3,000,000	2,995,440	3,037,260
	U S TREASURY NOTE	1.250% 04/15/2014 DD 04/15/11	6,350,000	6,471,502	6,433,820
	U S TREASURY NOTE	0.625% 07/15/2014 DD 07/15/11	7,550,000	7,546,316	7,596,282
	U S TREASURY NOTE	0.375% 06/30/2013 DD 06/30/11	6,100,000	6,103,894	6,107,625
	U S TREASURY NOTE	0.250% 02/15/2015 DD 02/15/12	7,825,000	7,768,758	7,821,322
	UBS COMMERCIAL MORTGAGE C1 A3	3.400% 05/10/2045 DD 05/01/12	385,000	417,295	415,246
	UNILEVER CAPITAL CORP	2.750% 02/10/2016 DD 02/10/11	230,000	229,765	243,600
	UNION ELECTRIC CO	6.400% 06/15/2017 DD 06/15/07	345,000	344,696	421,404
	UNITEDHEALTH GROUP INC	1.875% 11/15/2016 DD 11/10/11	315,000	312,222	324,384
	UNITEDHEALTH GROUP INC	0.850% 10/15/2015 DD 10/22/12	305,000	304,930	305,997
	UNITEDHEALTH GROUP INC	6.000% 02/15/2018 DD 02/07/08	250,000	293,238	304,298
	UNITEDHEALTH GROUP INC	1.875% 11/15/2016 DD 11/10/11	425,000	421,252	437,661
	UNITEDHEALTH GROUP INC	1.400% 10/15/2017 DD 10/22/12	115,000	114,862	115,179
	URS CORP 144A	3.850% 04/01/2017 DD 03/15/12	490,000	489,324	504,769
	US BANCORP	1.650% 05/15/2017 DD 05/08/12	470,000	469,121	478,883
	US BANCORP	2.200% 11/15/2016 DD 11/03/11	490,000	488,746	510,536
	US TREAS-CPI	0.125% 04/15/2017 DD 04/15/12	5,300,980	5,681,953	5,676,608
	US TREAS-CPI INFLATION INDEX	0.125% 04/15/2016 DD 04/15/11	1,828,725	1,925,861	1,925,593
	VENTAS REALTY LP / VENTAS CAPI	2.000% 02/15/2018 DD 12/13/12	165,000	164,569	165,107
	VERIZON COMMUNICATIONS INC	1.950% 03/28/2014 DD 03/28/11	455,000	454,395	463,226
	VERIZON COMMUNICATIONS INC	8.750% 11/01/2018 DD 11/04/08	471,000	619,111	653,969
	VERIZON GLOBAL FUNDING CORP	7.750% 12/01/2030 DD 06/01/01	100,000	119,045	146,409
	VIACOM INC	5.625% 09/15/2019 DD 08/26/09	135,000	163,027	161,368
	VIRGINIA ELECTRIC AND POWER CO	2.950% 01/15/2022 DD 01/12/12	326,000	325,214	343,301
	VIVENDI SA 144A	2.400% 04/10/2015 DD 04/12/12	350,000	349,979	356,990
	VOLKSWAGEN INTERNATIONAL 144A	1.150% 11/20/2015 DD 11/20/12	845,000	844,104	846,166
	WACHOVIA BANK COMMERCIA C22 A4	VAR RT 12/15/2044 DD 12/01/05	510,000	569,168	568,711
	WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	1,255,000	1,502,637	1,503,540
	WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	675,000	765,909	808,677
	WALT DISNEY COMPANY/THE	1.100% 12/01/2017 DD 11/30/12	445,000	441,836	445,935
	WATSON PHARMACEUTICALS INC	1.875% 10/01/2017 DD 10/02/12	560,000	557,430	567,364
	WELLPOINT INC	5.250% 01/15/2016 DD 01/10/06	300,000	332,058	334,317
	WELLPOINT INC	1.250% 09/10/2015 DD 09/10/12	135,000	134,945	136,068
	WELLS FARGO & CO	1.500% 07/01/2015 DD 06/27/12	1,230,000	1,227,589	1,251,193
	WELLS FARGO & CO	1.250% 02/13/2015 DD 02/15/12	415,000	413,821	418,893
	WFRBS COMMERCIAL MO C2 A4 144A	VAR RT 02/15/2044 DD 03/01/11	320,000	355,729	378,698
	WFRBS COMMERCIAL MO C3 A4 144A	4.375% 03/15/2044 DD 06/01/11	360,000	412,547	413,957
	WR BERKLEY CORP	5.875% 02/15/2013 DD 02/14/03	175,000	173,373	176,036
	XEROX CORP	8.250% 05/15/2014 DD 05/11/09	230,000	229,959	250,882
	XEROX CORP	4.250% 02/15/2015 DD 12/04/09	290,000	301,310	304,990
	XSTRATA FINANCE CANADA LT 144A	1.800% 10/23/2015 DD 10/25/12	325,000	324,896	326,765
	XSTRATA FINANCE CANADA LT 144A	2.450% 10/25/2017 DD 10/25/12	325,000	324,454	328,149
	XYLEM INC/NY	3.550% 09/20/2016 DD 03/20/12	235,000	234,551	250,353
	COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2043 DD 01/01/13	4,100,000	(4,368,422)	(4,368,422)
	COMMIT TO PUR FHLMC GOLD SFM	6.000% 01/01/2043 DD 01/01/13	1,000,000	(1,086,016)	(1,086,016)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	1,300,000	(1,363,426)	(1,363,426)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	1,800,000	(1,887,820)	(1,887,820)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	1,400,000	(1,468,305)	(1,468,305)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2043 DD 01/01/13	4,500,000	(4,803,750)	(4,803,750)

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2043 DD 01/01/13	4,300,000	(4,637,953)	(4,637,953)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2043 DD 01/01/13	4,000,000	(4,380,625)	(4,380,625)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2043 DD 01/01/13	2,300,000	(2,518,859)	(2,518,859)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	(1,800,000)	1,882,547	1,882,547
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2043 DD 01/01/13	(1,300,000)	1,359,719	1,359,719
	COMMIT TO PUR GNMA SF MTG	3.000% 01/15/2043 DD 01/01/13	4,400,000	(4,669,500)	(4,669,500)
	MORGAN STANLEY	4.750% 03/22/2017 DD 03/22/12	(20,000)	22,064	22,064
	TIAA SEASONED COMMERCIAL C4 A3	VAR RT 08/15/2039 DD 07/10/07	498,291	(530,037)	(530,037)
	U S TREASURY NOTE	0.750% 12/31/2017 DD 12/31/12	4,010,000	(4,015,732)	(4,015,732)
	U S TREASURY NOTE	0.250% 10/31/2013 DD 10/31/11	(6,750,000)	6,757,466	6,757,466
	U S TREASURY NOTE	2.000% 01/31/2016 DD 01/31/11	2,600,000	(2,750,683)	(2,750,683)
	U S TREASURY NT	0.250% 05/15/2015 DD 05/15/12	2,640,000	(2,637,697)	(2,637,697)
	IGT Invesco Short Term Bond Fund	COMMON / COLLECTIVE TRUST	31,643,560	31,643,560	32,841,621
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		38,651,155	38,651,155
	TOTAL UNDERLYING ASSETS			438,258,473	445,871,242
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(23,744,535)
	WRAPPER				355,079
	CONTRACT VALUE				422,481,786

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABB TREASURY CENTER USA I 144A	2.500% 06/15/2016 DD 06/17/11	2,180,000	824,754	863,017
	ABBVIE INC 144A	2.900% 11/06/2022 DD 11/08/12	3,128	2,165,961	2,220,068
	AEP TEXAS CENTRAL TRANSIT 1 A4	5.960% 07/15/2015 DD 02/07/02	3,050,000	3,292	3,174
	ALLSTATE LIFE GLOBAL FUNDING T	5.375% 04/30/2013 DD 04/30/08	1,377,089	3,198,308	3,100,508
	ALLY AUTO RECEIVABLES TRU 1 A2	0.710% 09/15/2014 DD 01/18/12	1,130,000	1,377,075	1,379,086
	ALLY AUTO RECEIVABLES TRU 5 A2	0.450% 07/15/2015 DD 10/24/12	820,000	1,129,870	1,129,887
	ALLY AUTO RECEIVABLES TRU 5 A3	0.990% 11/16/2015 DD 11/16/11	375,000	819,826	824,879
	ALLY MASTER OWNER TRUST 1 A2	2.150% 01/15/2016 DD 01/20/11	830,000	376,526	381,131
	ALLY MASTER OWNER TRUST 1 A2	1.440% 02/15/2017 DD 02/22/12	1,285,000	829,936	840,267
	ALLY MASTER OWNER TRUST 3 A2	1.810% 05/15/2016 DD 05/18/11	1,380,000	1,284,697	1,304,326
	ALLY MASTER OWNER TRUST 5 A	1.540% 09/15/2019 DD 10/11/12	510,000	1,379,606	1,384,913
	AMERICAN EXPRESS CREDIT CORP	2.375% 03/24/2017 DD 03/26/12	630,000	508,618	533,623
	AMERICAN HONDA FINANCE CO 144A	2.500% 09/21/2015 DD 09/21/10	1,450,000	634,158	656,970
	AMGEN INC	5.650% 06/15/2042 DD 06/30/11	2,090,000	1,442,895	1,741,030
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	2,140,000	2,084,148	2,295,196
	BAE SYSTEMS PLC 144A	4.750% 10/11/2021 DD 10/11/11	1,300,000	2,137,817	2,396,030
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	2,000,000	1,295,986	1,423,968
	BANK OF AMERICA CORP	5.490% 03/15/2019 DD 03/15/07	330,000	1,887,840	2,221,640
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	370,000	347,691	384,645
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	870,000	353,113	430,473
	BANK OF AMERICA NA	6.100% 06/15/2017 DD 06/19/07	990,531	896,222	1,002,458
	BEAR STEARNS COMMERCIA PWR2 A4	VAR RT 05/11/2039 DD 09/01/03	2,310,000	1,011,889	1,008,707
	BERKSHIRE HATHAWAY FINANCE COR	5.400% 05/15/2018 DD 11/15/08	305,000	2,410,115	2,778,653
	BG ENERGY CAPITAL PLC 144A	2.500% 12/09/2015 DD 12/09/10	1,195,000	303,252	318,362
	BG ENERGY CAPITAL PLC 144A	4.000% 10/15/2021 DD 10/12/11	325,000	1,185,560	1,317,093
	CAROLINA POWER & LIGHT CO	3.000% 09/15/2021 DD 09/15/11	1,675,000	324,441	340,327
	CATERPILLAR FINANCIAL SERVICES	7.050% 10/01/2018 DD 09/26/08	200,000	1,862,075	2,155,340
	CATERPILLAR INC	3.900% 05/27/2021 DD 05/27/11	2,555,000	199,066	224,378
	CHASE ISSUANCE TRUST A4 A4	4.650% 03/15/2015 DD 04/02/08	381,223	2,590,530	2,577,714
	CHEVRON CORP PROFIT SHARING/SA	7.327% 01/01/2014 DD 07/01/99	385,000	408,541	386,934
	CITIGROUP INC	6.625% 06/15/2032 DD 06/06/02	860,000	277,316	444,694
	CITIGROUP INC	6.000% 10/31/2033 DD 10/30/03	322,000	702,302	926,899
	CITIGROUP INC	5.850% 12/11/2034 DD 12/09/04	345,000	265,425	377,522
	CITIGROUP INC	8.125% 07/15/2039 DD 07/23/09	755,000	338,000	516,506
	CLOROX CO/THE	5.950% 10/15/2017 DD 10/09/07	2,135,000	764,234	898,118
	COMCAST CORP	4.950% 06/15/2016 DD 06/09/05	565,000	2,208,796	2,406,615
	COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	25,589	626,717	681,413
	COMMERCIAL MORTGAGE ASSE C2 A3	VAR RT 11/17/2032 DD 10/11/99	1,265,000	27,755	25,620
	DEUTSCHE TELEKOM INTERNAT 144A	2.250% 03/06/2017 DD 03/06/12	2,070,000	1,257,878	1,297,245
	DEVON ENERGY CORP	3.250% 05/15/2022 DD 05/14/12	450,000	2,057,746	2,160,438
	DIAGEO FINANCE BV	5.500% 04/01/2013 DD 03/30/06	1,025,000	449,406	455,634
	DIAGEO INVESTMENT CORP	2.875% 05/11/2022 DD 05/11/12	1,520,000	1,021,290	1,058,077
	DIRECTV HOLDINGS LLC / DIRECTV	3.500% 03/01/2016 DD 03/10/11	370,000	1,519,506	1,610,303
	DOMINION RESOURCES INC/VA	1.950% 08/15/2016 DD 08/15/11	1,835,000	369,911	380,242
	ENCANA CORP	3.900% 11/15/2021 DD 11/14/11	650,000	1,834,688	1,993,067
	FINANCING CORP STRIP	10.700% 10/06/2017 DD 10/08/87	1,940,000	913,634	937,157
	FINANCING CORP STRIP	10.350% 08/03/2018 DD 08/03/88	825,000	2,798,016	2,875,216
	FINANCING CORP STRIP	0.000% 03/07/2015 DD 03/14/89	203,000	624,674	811,726
	FINANCING CORP STRIP	0.000% 10/05/2014 DD 05/05/89	900,000	164,195	200,481
	FINANCING CORP STRIP	0.000% 12/27/2018 DD 01/03/89	965,000	574,587	829,314
	FINANCING CORP STRIP	0.000% 03/07/2019 DD 03/14/89	150,000	614,898	884,442
	FINANCING CORP STRIP	0.000% 04/05/2019 DD 04/24/89	5,017,000	112,521	135,645
	FINANCING CORP STRIP	0.000% 04/06/2015 DD 10/23/89	965,000	3,821,668	4,932,514
	FINANCING CORP STRIP	0.000% 05/02/2017 DD 11/02/91	1,160,000	662,077	919,076
	FINANCING CORP STRIP	0.000% 09/26/2019 DD 09/26/89	6,215,000	715,244	1,042,631
	FINANCING CORP STRIP	0.000% 10/06/2017 DD 10/08/87	1,995,000	4,278,530	5,861,242
	FINANCING CORP STRIP	0.000% 11/30/2017 DD 11/30/87	570,720	1,355,662	1,892,198
	FORD CREDIT AUTO OWNER TR B A3	0.840% 06/15/2015 DD 07/26/11	605,000	570,625	572,175
	FORD CREDIT AUTO OWNER TR C A2	0.470% 04/15/2015 DD 07/25/12	1,040,000	604,959	605,484
	FORD CREDIT FLOORPLAN MAS 1 A1	2.120% 02/15/2016 DD 02/24/11	1,755,000	1,048,158	1,058,086
	FORD CREDIT FLOORPLAN MAS 4 A1	0.740% 09/15/2016 DD 09/19/12	523,911	1,754,694	1,755,948
	GE CAPITAL COMMERCIAL MO C2 A4	5.145% 07/10/2037 DD 08/01/03	700,000	542,329	529,323
	GENERAL ELECTRIC CAPITAL CORP	5.300% 02/11/2021 DD 02/11/11	850,000	725,020	812,546
	GENERAL ELECTRIC CAPITAL CORP	5.875% 01/14/2038 DD 01/14/08	750,000	832,234	1,025,313
	GENERAL ELECTRIC CAPITAL CORP	4.375% 09/16/2020 DD 09/16/10	1,885,000	744,128	837,038
	GENERAL ELECTRIC CO	2.700% 10/09/2022 DD 10/09/12	480,000	1,880,570	1,921,399
	GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	880,000	563,731	603,965
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	1,315,000	955,680	1,024,047
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	1,650,000	1,438,644	1,544,823
	GOLDMAN SACHS GROUP INC/THE	5.250% 07/27/2021 DD 07/27/11	475,000	1,646,344	1,880,967
	HEINEKEN NV 144A	1.400% 10/01/2017 DD 10/10/12	961,000	473,433	473,566
	HSBC FINANCE CORP	6.676% 01/15/2021 DD 07/15/11	280,000	893,423	1,140,102
	HSBC HOLDINGS PLC	6.800% 06/01/2038 DD 05/27/08	530,000	289,153	358,084

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	HSBC HOLDINGS PLC	4.000% 03/30/2022 DD 03/30/12	242,595	526,544	580,281
	JP MORGAN CHASE COMMER LDP1 A2	4.625% 03/15/2046 DD 03/01/05	1,800,000	243,799	243,007
	JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	1,420,000	1,760,094	2,154,942
	JPMORGAN CHASE & CO	4.400% 07/22/2020 DD 07/22/10	170,000	1,409,057	1,602,953
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	935,000	162,471	189,062
	JPMORGAN CHASE & CO	3.450% 03/01/2016 DD 02/24/11	495,000	955,271	992,979
	JPMORGAN CHASE BANK NA	6.000% 10/01/2017 DD 09/24/07	310,000	531,531	586,001
	KELLOGG CO	1.750% 05/17/2017 DD 05/17/12	465,000	308,320	315,034
	KRAFT FOODS GROUP INC 144A	3.500% 06/06/2022 DD 06/04/12	1,280,000	460,815	496,327
	KROGER CO/THE	6.400% 08/15/2017 DD 08/15/07	1,410,000	1,413,330	1,544,986
	LOCKHEED MARTIN CORP	3.350% 09/15/2021 DD 09/09/11	1,675,000	1,406,193	1 490,032
	MASSACHUSETTS MUTUAL LIFE 144A	8.875% 06/01/2039 DD 06/01/09	830,000	2,069,285	2,529,317
	METLIFE INC	6.750% 06/01/2016 DD 05/29/09	1,060,000	828,033	983,011
	METROPOLITAN LIFE GLOBAL 144A	2.500% 09/29/2015 DD 09/29/10	390,000	1,059,459	1,105,750
	METROPOLITAN LIFE GLOBAL 144A	2.000% 01/09/2015 DD 01/09/12	885,000	399,196	400,522
	METROPOLITAN LIFE GLOBAL 144A	1.700% 06/29/2015 DD 06/29/12	2,325,000	884,301	903,399
	MONDELEZ INTERNATIONAL INC	6.500% 08/11/2017 DD 08/13/07	750,000	2,540,340	2,839,709
	MORGAN STANLEY	5.450% 01/09/2017 DD 01/09/07	670,000	769,883	829,935
	MORGAN STANLEY	5.950% 12/28/2017 DD 12/28/07	410,000	694,864	758,708
	MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	505,000	464,825	498,240
	MOTIVA ENTERPRISES LLC 144A	5.750% 01/15/2020 DD 01/11/10	990,000	504,010	611,843
	NCUA GUARANTEED NOTES TR C1 A2	2.900% 10/29/2020 DD 11/10/10	1,050,000	987,476	1,055,310
	NEWS AMERICA INC	6.200% 12/15/2034 DD 12/03/04	290,000	1,050,525	1,271,708
	NEWS AMERICA INC	6.150% 03/01/2037 DD 03/02/07	1,025,000	292,633	355,908
	NIAGARA MOHAWK POWER CORP 144A	3.553% 10/01/2014 DD 09/28/09	1,635,000	1,025,000	1,071,935
	NORTHROP GRUMMAN CORP	1.850% 11/15/2015 DD 11/08/10	1,880,000	1,599,382	1,678,802
	PACIFIC GAS & ELECTRIC CO	5.625% 11/30/2017 DD 12/04/07	1,195,000	1,975,533	2,269,762
	PNC FUNDING CORP	2.700% 09/19/2016 DD 09/19/11	1,094,670	1,193,554	1,262,541
	PROCTER & GAMBLE - ESOP	9.360% 01/01/2021 DD 12/04/90	1,650,000	1,390,094	1,437,969
	PSE&G TRANSITION FUNDING 1 A8	6.890% 12/15/2017 DD 01/31/01	1,540,000	1,947,000	1,889,630
	RAYTHEON CO	6.400% 12/15/2018 DD 06/15/99	2,815,000	1,728,614	1,932,454
	RESOLUTION FDG CORP STRIP	0.000% 01/15/2017 DD 01/15/90	849,000	2,078,397	2,783,669
	RESOLUTION FDG CORP STRIP	0.000% 07/15/2017 DD 01/15/90	715,000	611,695	812,926
	RSB BONDCO LLC A A3	5.820% 06/28/2019 DD 06/29/07	245,000	822,809	845,473
	SABMILLER HOLDINGS INC 144A	3.750% 01/15/2022 DD 01/17/12	665,000	243,829	264,558
	SOUTHWESTERN ELECTRIC POWER CO	5.875% 03/01/2018 DD 12/04/07	697,000	662,579	774,206
	SPECTRA ENERGY CAPITAL LLC	8.000% 10/01/2019 DD 09/28/99	1,965,000	807,882	920,514
	SUNCOR ENERGY INC	6.100% 06/01/2018 DD 06/06/08	360,000	2,083,106	2,396,946
	TIME WARNER CABLE INC	8.750% 02/14/2019 DD 11/18/08	1,120,000	448,823	485,698
	TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	555,000	1,118,309	1,213,240
	TIME WARNER CABLE INC	5.500% 09/01/2041 DD 09/12/11	1,030,000	545,099	617,532
	TRAVELERS COS INC/THE	5.750% 12/15/2017 DD 05/29/07	19,070,000	1,027,301	1,250,914
	U S TREASURY BOND	3.125% 11/15/2041 DD 11/15/11	19,265,000	19,526,232	19,960,950
	U S TREASURY BOND	3.125% 02/15/2042 DD 02/15/12	1,855,000	20,697,568	20,144,062
	U S TREASURY BOND	3.000% 05/15/2042 DD 05/15/12	7,940,000	1,893,440	1,889,781
	U S TREASURY BOND	2.750% 08/15/2042 DD 08/15/12	2,005,000	7,904,132	7,667,102
	U S TREASURY NOTE	2.750% 02/28/2013 DD 02/29/08	33,595,000	2,036,250	2,013,381
	U S TREASURY NOTE	2.750% 10/31/2013 DD 10/31/08	7,500,000	34,792,989	34,307,550
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	82,455,000	7,777,760	7,765,425
	U S TREASURY NOTE	0.250% 10/31/2013 DD 10/31/11	26,805,000	82,484,307	82,506,947
	U S TREASURY NOTE	0.625% 09/30/2017 DD 09/30/12	25,570,000	26,795,366	26,756,751
	U S TREASURY NOTE	1.625% 11/15/2022 DD 11/15/12	7,765,000	25,629,358	25,290,264
	U S TREASURY NOTE	0.625% 11/30/2017 DD 11/30/12	4,305,000	7,767,378	7,738,910
	U S TREASURY NOTE	1.000% 11/30/2019 DD 11/30/12	630,000	4,294,238	4,263,285
	VERIZON COMMUNICATIONS INC	3.850% 11/01/2042 DD 11/07/12	895,000	629,112	619,649
	WALT DISNEY COMPANY/THE	1.100% 12/01/2017 DD 11/30/12	395,000	888,637	896,880
	WASTE MANAGEMENT INC	2.600% 09/01/2016 DD 08/29/11	395,000	394,964	413,790
	US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 13	(126)	49,219	49,219
	US 2YR TREAS NTS FUT (CBT)	EXP MAR 13	7	375	375
	US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 13	(197)	3,078	3,078
	US TREAS BD FUTURE (CBT)	EXP MAR 13	(92)	110,688	110,688
	US ULTRA BOND (CBT)	EXP MAR 13	(125)	369,141	369,141
	U S TREASURY NTS	1.625% 11/15/2022 DD 11/15/12	1,740,000	-1,727,580	(1,727,580)
	INTEREST BEARING CASH	TEMPORARY INVESTMENST		7,981,165	7,981,165
	TOTAL UNDERLYING ASSETS			373,922,687	387,590,244
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(31,812,985)
	CONTRACT VALUE				355,777,259

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-67414) on Form S-8 of our report dated June 19, 2013, appearing in the annual report on Form 11-K of The Dow Chemical Company Employees' Savings Plan as of December 31, 2012 and 2011 and for the year ended December 31, 2012.

Plante & Moran, PLLC

Elgin, Illinois
June 21, 2013